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The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 9, 2004

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110357

PROSPECTUS SUPPLEMENT
(To prospectus dated December 31, 2003)

        6,000,000 Shares

MSC Industrial Direct Co., Inc.
Class A Common Stock

        MSC shareholders are selling all of the shares of Class A common stock in this offering. The shares trade on the New York Stock Exchange under the symbol "MSM." On January 8, 2004, the last sale price of the shares as reported on the New York Stock Exchange was $27.30 per share.

        Investing in the Class A common stock involves risks which are described in the "Risk Factors" section beginning on page 7 of the accompanying prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling shareholders	$	$

        The underwriters may also purchase up to an additional 900,000 shares of Class A common stock from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                    , 2004.

Merrill Lynch & Co.	Robert W. Baird & Co.
Sole Bookrunner	Co-Lead Manager

Allen & Company LLC
William Blair & Company
BB&T Capital Markets

The date of this prospectus supplement is                    , 2004.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

        We are providing information to you about this offering of shares of our Class A common stock in two separate documents that are bound together: (a) this prospectus supplement, which describes the specific details regarding this offering, and (b) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this "prospectus" we are referring to both documents combined, including the documents incorporated by reference in the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. You should read carefully this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the accompanying prospectus, before you invest. These documents contain information you should consider when making your investment decision.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the selling shareholders and underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, as well as within this prospectus supplement and the accompanying prospectus generally. In addition, when used in this prospectus supplement and the accompanying prospectus, the words "believes," "anticipates," "expects," "estimates," "plans," "intends," and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from projected results, as discussed below under the heading "Risk Factors" in the accompanying prospectus. Factors that may cause these differences include, but are not limited to:

  •
  changing customer and product mixes market conditions and industry consolidation;

  •
  competition;

  •
  general economic conditions in the markets in which the Company operates;

  •
  risk of cancellation or rescheduling of orders;

  •
  work stoppages at transportation centers or shipping ports;

  •
  the risk of war, terrorism and similar hostilities;

  •
  dependence on our information systems;

  •
  dependence on their personnel;

  •
  availability of suitable acquisition opportunities; and

  •
  the other matters discussed in the Business Description contained in the Company's Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

        Consequently, such forward-looking statements should be regarded solely as the Company's current plans, estimates and beliefs. The Company does not undertake any obligation to update any forward-looking statements to reflect future events or circumstances after the date of such statements.

SUMMARY

Business

        MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, "MSC" or the "Company" or "we") is one of the largest direct marketers of a broad range of industrial products to industrial customers throughout the United States. We distribute a full line of industrial products intended to satisfy our customers' maintenance, repair and operations ("MRO") supplies requirements. We offer over 500,000 stock-keeping units ("SKUs") through our master catalogs, weekly, monthly and quarterly specialty and promotional catalogs, newspapers and brochures and service our customers from approximately 90 branch offices and four distribution centers. Most of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received. For our fiscal year ended August 30, 2003, we reported net sales of $844.7 million and net income of $52.1 million. For the quarter ended November 29, 2003, we reported net sales of $222.8 million and net income of $16.5 million.

        Our customers include a wide range of purchasers of industrial supply products, from one-person machine shops to Fortune 1000 companies, to government agencies including the United States Postal Service ("USPS"). Our core business focuses on selling relatively higher margin, lower volume products and had an average order size of approximately $224 in fiscal 2003 and $229 in the first quarter of fiscal 2004. We have in excess of 345,000 combined active customers (companies that have purchased at least one item during the past 12 months). Our customers select desired products from MSC's various publications and place their orders by telephone, the Internet, direct computer link or facsimile.

        We operate primarily in the United States, with customers in all 50 states, through our network of four regional distribution centers and approximately 90 branch offices. MSC's distribution centers are located near Harrisburg, Pennsylvania; Atlanta, Georgia; Elkhart, Indiana and Reno, Nevada. The strategic locations of MSC's distribution centers allow for next day ground delivery via low cost ground carriers in 36 states. Our experience has been that areas accessible by next day ground delivery generate significantly greater sales than areas where next day ground delivery is not available. Accordingly, our long-term strategy is to expand our geographic coverage of next day ground delivery throughout the continental United States which at some point in the future may require the expansion of existing facilities or the opening of new facilities.

        We have extensive E-commerce abilities that enable our customers to lower their procurement costs. This includes many features such as swift search and transaction abilities, access to real time inventory, customer specific pricing, workflow management tools and other features. We can also interface directly with many purchasing portals such as ARIBA and I-Procure. In addition we offer Vendor Managed Inventory ("VMI") systems that can lower customers' inventory investment, reduce sourcing costs and out of stock situations and increase business efficiency.

        MSC's website MSCDirect.com is a searchable on-line catalog with electronic ordering capabilities designed to take advantage of the opportunities created by Internet commerce. The MSCDirect.com site offers a broad array of products, services, workflow management tools and related information to meet the needs of customers seeking to reduce processing costs through Internet e-commerce-enabled solutions. Our MSCDirect.com marketing campaign continued in fiscal year 2003 to raise awareness and drive volume to the website. MSCDirect.com generated revenue of more than $90 million in fiscal year 2003, a 49% increase over the prior year.

Business Strategy

        Our business strategy is to reduce our customers' total cost of procurement for obtaining and maintaining MRO supplies. The strategy includes the following key elements:

  •
  a broad selection of in-stock products;

  •
  offering both name brand and generic products;

  •
  prompt response and same-day shipping;

  •
  superior, value-added customer service;

  •
  competitive pricing;

  •
  targeted direct mail marketing; and

  •
  a commitment to technological innovation.

Growth Strategy

        Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

  •
  expanding next day ground delivery into new markets;

  •
  targeting the circulation of the master catalog and our direct mail campaign;

  •
  developing government and national account programs;

  •
  increasing the number of product lines and SKUs offered including generic and imported products;

  •
  continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;

  •
  maintaining excellent customer support service; and

  •
  increasing the productivity of our direct sales force.

Recent Developments

        On January 6, 2004 the Board of Directors approved an increase in the quarterly dividend rate to $.08 per share. The $.08 dividend will be paid on January 30, 2004 to shareholders of record at the close of business on January 20, 2004. The dividend will result in an anticipated payout of approximately $5.3 million, based on the number of shares outstanding as of January 6, 2004.

THE OFFERING

Class A common stock offered by the selling shareholders	6,000,000 shares
Capital stock to be outstanding after the offering
Class A common stock	40,450,004 shares
Class B common stock	26,291,844 shares
Total	66,741,848 shares
Risk factors	See "Risk Factors" and other information included in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of the Class A common stock.
Use of Proceeds	The Company will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling shareholders.
NYSE symbol	MSM

        The number of shares of Class A common stock and Class B common stock to be outstanding after the offering is based on our shares outstanding as of January 6, 2004.

        The number of shares of Class A common stock outstanding after the offering excludes (1) 10,365,730 shares of Class A common stock reserved for issuance upon the exercise of options granted under our 1995, 1998 and 2001 Stock Option Plans, of which options to purchase 6,532,455 shares at an average option price of $15.23 have been issued, (2) 44,564 shares of Class A common stock reserved for issuance under our 1995 Restricted Stock Plan, and (3) 136,000 shares of Class A common stock reserved for issuance under our 1998 Associate Stock Purchase Plan. Options to purchase an additional 3,834,534 shares of Class A common stock may be granted under our 2001 Stock Option Plan.

        The Class B common stock is convertible into Class A common stock on a one-for-one basis at the option of the holder and upon transfer of shares of Class B common stock to persons other than existing holders of Class B common stock or certain of their family members. On all matters to be voted upon by our shareholders, the holders of the Class A common stock and the Class B common stock vote together as a single class, with each record holder of Class A common stock entitled to one vote per share of Class A common stock and each record holder of Class B common stock entitled to 10 votes per share of Class B common stock. For a further discussion of the Class A common stock and Class B common stock, see "Selling Shareholders" in this prospectus supplement and "Description of Capital Stock" in the accompanying prospectus.

        Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the purchase of up to 900,000 shares of Class A common stock from the selling shareholders, following the conversion of an equal number of shares of Class B common stock, that the underwriters have the option to purchase solely to cover over-allotments. If the over-allotment option is exercised in full, we will have 41,296,821 shares of Class A common stock and 25,445,027 shares of Class B common stock outstanding.

USE OF PROCEEDS

        The Company will not receive any of the proceeds from the sale of the shares of Class A common stock offered by the selling shareholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        MSC's Class A common stock is traded on the New York Stock Exchange, or the NYSE, under the symbol "MSM." MSC's Class B common stock is not traded over any public market.

        The following tables set forth the range of the high and low closing sales prices as reported by the NYSE along with the cash dividends per share for each quarter during the period from September 1, 2001 to January 8, 2004.

	Price of Class A Common Stock		Dividend Per Share Common Stock
Fiscal Year Ended August 31, 2002
	High	Low	Class A & Class B
First Quarter	$19.07	$14.50	$—
Second Quarter	21.55	18.23	—
Third Quarter	23.90	17.80	—
Fourth Quarter	20.00	10.51	—
	Price of Class A Common Stock		Dividend Per Share Common Stock
Fiscal Year Ended August 30, 2003
	High	Low	Class A & Class B
First Quarter	$17.73	$10.26	$—
Second Quarter	19.49	16.60	—
Third Quarter	19.50	15.99	—
Fourth Quarter	21.78	17.24	.05
	Price of Class A Common Stock		Dividend Per Share Common Stock
Fiscal Year Ended August 28, 2004
	High	Low	Class A & Class B
First Quarter	$27.77	$20.55	$.05
Second Quarter to January 8, 2004	28.30	25.00	—

        On July 10, 2003, the board of directors instituted a policy of regular quarterly cash dividends to shareholders. The board of directors established a quarterly dividend rate of $0.05 per share, or $0.20 per share annually. This policy is reviewed regularly by the board of directors. The first dividend was paid on August 11, 2003 for approximately $3.3 million to shareholders of record at the close of business on July 31, 2003. On October 29, 2003 the board of directors approved a second dividend of $.05 per share which was paid on November 26, 2003 to shareholders of record at the close of business on November 17, 2003. The dividend resulted in a payout of approximately $3.3 million based on the number of shares then outstanding. On January 6, 2004 the Board of Directors approved an increase in the quarterly dividend rate to $.08 per share. The $0.08 quarterly dividend is payable on January 30, 2004 to shareholders of record at the close of business on January 20, 2004. The dividend will result in an anticipated quarterly payout of approximately $5.3 million based on the number of shares outstanding as of January 6, 2004. The provisions of the Company's revolving credit agreement limit the payment of dividends in each fiscal year to 50% of net income in the immediately preceding fiscal year plus $10.0 million.

        On January 8, 2004, the last reported sales price for MSC's Class A common stock on the NYSE was $27.30 per share.

        The approximate number of holders of record of MSC's Class A common stock as of January 6, 2004 was 584. The number of holders of record of MSC's Class B common stock as of January 6, 2004 was 14.

SELECTED FINANCIAL INFORMATION

        The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's consolidated financial statements and the notes thereto incorporated by reference in the accompanying prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The selected consolidated income statement data for the thirteen week periods ended November 30, 2002 and November 29, 2003, and the selected consolidated balance sheet data as of the last day of each of these periods are derived from the Company's unaudited consolidated interim financial statements for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the three month periods ended November 29, 2003 are not necessarily indicative of the results to be expected for a full year. The selected consolidated income statement data for the fiscal years ended September 1, 2001, August 31, 2002 and August 30, 2003, and the selected consolidated balance sheet data as of August 31, 2002 and August 30, 2003 are derived from MSC's audited consolidated financial statements which are incorporated by reference in the accompanying prospectus. The selected consolidated income statement data for the fiscal year ended August 26, 2000 and the selected consolidated balance sheet data as of September 1, 2001 and August 26, 2000 are derived from MSC's audited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus. The selected consolidated income statement data for the fiscal year ended August 28, 1999 and the selected consolidated balance sheet data as August 28, 1999 are derived from MSC's unaudited consolidated financial statements not included or incorporated by reference in this prospectus supplement or the accompanying prospectus.

	Fiscal Year Ended					Fiscal Quarter Ended
	August 28, 1999 (52 weeks)	August 26, 2000 (52 weeks)	September 1, 2001 (53 weeks)	August 31, 2002 (52 weeks)	August 30, 2003 (52 weeks)	November 30, 2002 (13 weeks)	November 29, 2003 (13 weeks)
	(Unaudited)	(In thousands, except per share data)				(Unaudited)	(Unaudited)
Consolidated Income Statement Data:
Net sales	$683,420	$831,294	$869,231	$793,976	$844,663	$210,692	$222,761
Gross profit	288,936	333,692	375,140	346,160	379,698	94,517	100,260
Operating expenses	211,875	251,665	288,744	286,185	296,760	74,147	73,369
Income from operations	77,061	82,027	86,396	59,975	82,938	20,370	26,891
Income taxes	30,037	30,680	32,834	23,773	32,321	8,148	10,757
Net income	46,003	46,166	39,905	36,415	52,092	12,481	16,476
Net income per common share:
Basic	.69	.69	.59	.53	.78	.19	.25
Diluted	.67	.68	.57	.51	.77	.19	.24
Weighted average common shares outstanding:
Basic	67,056	67,215	68,198	68,918	66,537	66,513	66,004
Diluted	68,317	68,203	69,449	70,783	67,912	66,953	68,350
Selected Operating Data:(1)
Active customers	254	292	315	329	343	334	345
Approximate number of SKUs	370	410	460	500	530	532	550
Orders entered	3,429	3,703	3,985	3,721	3,777	938	972
Number of publications mailed	22,800	28,800	37,700	36,000	33,500	8,982	7,676
Number of publication titles (not in thousands)	90	100	105	98	91	25	25
Consolidated Balance Sheet Data (at period end):
Working capital	$248,070	$290,829	$281,673	$299,260	$353,940	$313,990	$314,529
Total assets	514,384	576,609	553,317	562,948	618,970	576,811	644,308
Short-term debt	306	244	214	213	169	225	149
Long-term debt, net of current portion	69,468	68,398	1,517	1,308	1,132	1,248	1,097
Shareholders' equity	356,492	415,805	466,143	474,679	510,355	484,967	535,183

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—General."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

General

        Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

  •
  Expanding next day ground delivery into new markets, targeting the circulation of our master catalog and our direct mail campaign;

  •
  developing government and national account programs;

  •
  increasing the number of product lines and SKUs offered including generic and imported products;

  •
  continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;

  •
  maintaining excellent customer support service; and

  •
  increasing the productivity of our direct sales force.

        In the future, we intend to take advantage of the additional products offered and our expanded distribution capabilities by further increasing our direct marketing efforts; however, the costs associated with our direct marketing program will be incurred substantially in advance of increased sales and may negatively impact operating margins in the short term. Such costs are expected to be offset, in part, by increases in vendor funded co-op payments which will offset a portion of the catalog and mailing expenses. There can be no assurance that continued expansion of our direct mail marketing program will result in new customers or an increase in sales from existing customers.

Results of Operations

        The following table summarizes MSC's historical consolidated results of operations as a percentage of net sales for the three most recent fiscal years and the most recent fiscal quarter.

	Fiscal Year Ended			Fiscal Quarter Ended
	September 1, 2001*	August 31, 2002	August 30, 2003	November 30, 2002	November 29, 2003
Net sales (dollars in thousands)	$869,231	$793,976	$844,663	$210,692	$222,761

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	43.2	43.6	45.0	44.9	45.0
Operating expenses	33.2	36.0	35.1	35.2	32.9
Income from operations	9.9	7.6	9.8	9.7	12.1
Net income	4.6	4.6	6.2	5.9	7.4

*
53 weeks.

Thirteen weeks ended November 29, 2003 and November 30, 2002

        Net sales increased by $12.1 million, or 5.7%, to $222.8 million in the first quarter of fiscal 2004 from $210.7 million in the first quarter of fiscal 2003. This increase was primarily the result of an increase in sales to existing customers and an increase in the number of active customers. The number of active customers increased by 11,000 to approximately 345,000 from approximately 334,000 in the first quarter of fiscal 2003.

        Gross profit increased by $5.8 million, or 6.1%, to $100.3 million in the first quarter of fiscal 2004 from $94.5 million in the third quarter of fiscal 2003. The increase in gross profit dollars was primarily the result of an increase in net sales as explained above. As a percentage of net sales, gross profit remained relatively unchanged at 45.0% for the first quarter of fiscal 2004 as compared with the first quarter of fiscal 2003.

        Operating expenses decreased by $0.7 million, or 1.0%, to $73.4 million in the first quarter of fiscal 2004 from $74.1 million in the first quarter of fiscal 2003. The decrease in operating expenses in dollars was primarily the result of a decrease in depreciation expense and a decrease in advertising expense due to planned reduction in mailings, mainly offset by an increase in freight expense due to an increase in net sales as compared to the first quarter of fiscal 2003. As a percentage of net sales, operating expenses decreased from 35.2% to 32.9%, primarily as a result of the distribution of fixed expenses over a larger revenue base as well as the dollar decrease in operating expenses. Operating expenses in dollars may increase in the second quarter of fiscal 2004 due to hiring additional sales personnel and expected sales volume increases.

        Income from operations increased by $6.5 million, or 32.0%, to $26.9 million in the first quarter of fiscal 2004 from $20.4 million in the first quarter of fiscal 2003. The increase in dollars was primarily attributable to the increase in net sales and decrease in operating expenses described above. As a percentage of net sales, income from operations increased from 9.7% to 12.1%, primarily the result of the distribution of fixed expenses over a larger revenue base as well as the dollar decrease in operating expenses as described above.

        Interest income, net. Net interest income was $0.3 million for the first quarter of fiscal 2004 compared to $0.2 million for the first quarter of fiscal 2003. The Company had more cash and investments in the first quarter of fiscal 2004, which was offset by lower interest rates.

        Provision for income taxes. The effective tax rate was approximately 39.5% for the first quarter of fiscal 2004 and fiscal 2003, respectively.

        Net income increased by $4.0 million, or 32.0%, to $16.5 million in the first quarter of fiscal 2004 from $12.5 million in the first quarter of fiscal 2003. This increase was primarily the result of the increase in income from operations as described above offset by higher provisions for income taxes.

Fiscal Year Ended August 30, 2003 Compared to Fiscal Year Ended August 31, 2002

        Net sales increased by $50.7 million, or 6.4%, to $844.7 million during fiscal 2003 from $794.0 million in fiscal 2002. This increase was primarily the result of an increase in sales to existing customers and an increase in the number of active customers (which increased approximately 4.2% in fiscal 2003, as compared to fiscal 2002).

        Gross profit increased by $33.5 million, or 9.7%, to $379.7 million during fiscal 2003 from $346.2 million in fiscal 2002. As a percentage of net sales, gross profit increased from 43.6% to 45.0%.

        The increase in gross profit as a percentage of net sales was the result of modest price increases, vendor rebates, continued favorable product mix, favorable discounts obtained from vendors and the success of the Company's efforts to increase gross profit margins with new and existing customers.

        Operating expenses increased by $10.6 million, or 3.7%, to $296.8 million during fiscal 2003 from $286.2 million in fiscal 2002. The increase in operating expenses in dollars was primarily the result of an increase in payroll and payroll related expenses due to annual salary increases, increased medical and other benefit related costs offset by a decrease in the number of associates and an increase in freight expense as compared to fiscal 2002. These increases were partially offset by a decrease in advertising expense primarily due to a planned reduction in the number of publications mailed. As a percentage of net sales, operating expenses decreased from 36.0% to 35.1%, primarily as the result of the allocation of fixed expenses over a larger revenue base.

        Income from operations increased by $22.9 million, or 38.2%, to $82.9 million during fiscal 2003 from $60.0 million in fiscal 2002. The increase was primarily attributable to an increase in gross profit margin, offset in part by an increase in operating expenses.

        Interest income, net increased by $0.4 million to $1.4 million in fiscal 2003 from $1.0 million in fiscal 2002. The increase in net interest income is a result of more invested cash, partially offset by lower interest rates.

        Provision for income taxes.    The effective tax rate was approximately 38.3% and 39.5% for fiscal 2003 and fiscal 2002, respectively. The decrease in the effective tax rate is primarily a result of charitable contributions made during fiscal 2003. Excluding the effect of these contributions, the effective tax rate is approximately 39.8% and 39.5% for fiscal 2003 and fiscal 2002, respectively.

        Net income.    Net income increased by $15.7 million, or 43.1%, to $52.1 million in fiscal 2003 from $36.4 million in fiscal 2002. The factors which affected net income have been discussed above. Diluted earnings per share increased to $.77 for fiscal 2003 from $.51 for fiscal 2002. This is the result of the increase in net income in fiscal 2003 and a decrease in the diluted weighted average shares primarily due to the repurchase of the Company's outstanding Class A stock which is now reflected as treasury stock.

Fiscal Year Ended August 31, 2002 Compared to Fiscal Year Ended September 1, 2001

        Net sales decreased by $75.2 million, or 8.7%, to $794.0 million during fiscal 2002 from $869.2 million in fiscal 2001. This decrease was primarily attributable to a decline in sales to existing customers who were negatively affected by weakness in the industrial sector, the events of September 11th and the inclusion of an extra week in fiscal 2001, (the Company's fiscal years contain either 52 or 53 weeks). Average daily sales declined slightly in fiscal 2002 as compared to fiscal 2001.

        Gross profit decreased by $28.9 million, or 7.7%, to $346.2 million during fiscal 2002 from $375.1 million in fiscal 2001. The dollar decrease in gross profit was due to the aforementioned net sales reduction. As a percentage of net sales, gross profit increased from 43.2% to 43.6%, primarily as a result of a favorable change in selling price product mix and the success of the Company's efforts to increase gross profit margins with new and existing customers.

        Operating expenses decreased by $2.5 million, or 0.9%, to $286.2 million during fiscal 2002 from $288.7 million in fiscal 2001. The decrease in operating expenses in dollars was a result of decreased amortization of goodwill expense, cost reduction programs initiated in fiscal 2002 and a decline in volume related variable expenses. These expenses were partially offset by the increase in payroll and benefit related costs as compared to fiscal 2001. In addition fiscal 2001 had contained 53 weeks of operating expenses, as discussed above. As a percentage of net sales, operating expenses increased from 33.2% to 36.0%, primarily the result of the distribution of fixed expenses over a relatively lower net sales base. Effective at the beginning of fiscal 2002, the Company adopted SFAS No. 142. In accordance with this standard, amortization expense on goodwill in the amount of approximately $1.8 million was not required to be recorded and is not included in operating expense in fiscal 2002 as compared to the amount recorded in fiscal 2001.

        Income from operations decreased by $26.4 million, or 30.6%, to $60.0 million during fiscal 2002 from $86.4 million in fiscal 2001. The decrease was primarily attributable to the decrease in net sales described above, although results were favorably impacted by the increased gross profit margins described above.

        Interest income (expense), net.    Net interest income was $1.0 million in fiscal 2002 compared to net interest expense of $3.5 million in fiscal 2001. The change from net interest expense to net interest income reflects the Company's repayment of almost all of its outstanding debt during fiscal 2001. As a result, the Company now has net interest income in fiscal 2002, resulting from invested cash and cash equivalents.

        Provision for impairment in carrying value of investments.    In fiscal years 2002 and 2001, the Company recorded an impairment charge of $0.7 million and $10.3 million, respectively, related to the impairment of the Company's minority investments in several online MRO businesses. There is no remaining net carrying value of these investments as of August 31, 2002.

        Provision for income taxes.    The effective tax rate was approximately 39.5% and 45.1% for fiscal 2002 and fiscal 2001, respectively. The decrease in the effective tax rate is a direct result of limited tax benefits from the Internet investment impairment charge recorded in fiscal 2001. Excluding the effect of this impairment charge, the effective tax rate is approximately 39.5% and 40.0% for fiscal 2002 and fiscal 2001, respectively.

        Net income.    Net income decreased by $3.5 million, or 8.8%, to $36.4 million in fiscal 2002 from $39.9 million in fiscal 2001. Diluted earning per share were $.51 and $.57 for fiscal 2002 and fiscal 2001, respectively. Without taking into account the impairment charge recorded on the Company's minority investment in several online MRO businesses net income would have been $36.8 million or $.52 per diluted share in fiscal 2002 as compared to $49.8 million or $.72 per diluted share in fiscal 2001. The factors which affected net income and diluted earnings per share have been discussed above.

Quarterly Results and Seasonality

        The following table sets forth unaudited financial data for each of MSC's last nine fiscal quarters.

	Year Ended August 31, 2002				Year Ended August 30, 2003				Year Ended August 28, 2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
				(Dollars in thousands) (Unaudited)
Consolidated Income Statement Data:
Net sales	$188,852	$194,791	$208,592	$201,741	$210,692	$209,633	$215,571	$208,767	$222,761
Gross profit	82,268	85,117	90,704	88,071	94,517	94,962	96,862	93,357	100,260
Income from operations	12,928	13,730	17,991	15,326	20,370	20,018	20,947	21,603	26,891
Net income	7,932	8,477	11,054	8,952	12,481	12,752	13,168	13,691	16,476
Net income per share:
Basic	.12	.12	.16	.13	.19	.19	.20	.21	.25
Diluted	.11	.12	.15	.13	.19	.19	.19	.20	.24

We have generally experienced slightly lower sales volumes during the summer months, and we expect this trend to continue in the foreseeable future. As a result, net income in the fourth fiscal quarter is historically somewhat lower than in the third fiscal quarter, due largely to the continuation of our fixed costs during slower sales periods.

Liquidity and Capital Resources

        Our primary capital needs have been to fund the working capital requirements necessitated by our sales growth, adding new products, and facilities expansions. Our primary sources of financing have been cash generated from operations, supplemented by bank borrowings under our credit facility. Working capital increased from $299.3 million in fiscal 2002 to $353.9 million in fiscal 2003. This is primarily the result of the increase in cash and cash equivalents from $60.0 million in fiscal 2002 to $114.3 million in fiscal 2003. Working Capital was $314.5 million at November 29, 2003, representing a decrease of $39.4 million as compared to the fiscal 2003 balance. This decrease is primarily the result of the classification of investments of $68.2 million in available-for-sale securities as non-current assets because their original maturities are greater than one year. A significant portion of these securities bear interest at rates that are reset at their applicable interest rates at regular intervals. Taken as a whole, cash, cash equivalents and all marketable securities increased by approximately $19.5 million from $114.3 million at August 30, 2003 to $133.8 million at November 29, 2003. We anticipate cash flows from operations, available cash resources and available lines of credit will be adequate to support our operations for the next 12 months. Total assets increased from $562.9 million in fiscal 2002 to $619.0 million in fiscal 2003.

        Under the terms of the credit facility, the maximum permitted borrowings are $110.0 million under an unsecured revolving credit agreement. Interest on amounts borrowed may be paid at a rate per annum equal to the bank's base rate (4.0% at August 30, 2003 and November 29, 2003) or, alternatively, at the bankers' acceptance rate or LIBOR rate plus margins, which vary from per annum based on the ratio of total liabilities to effective net worth, or bid note rate. This credit facility contains certain covenants limiting mergers, use of proceeds, indebtedness, liens, investments, sales of assets, acquisitions, and payment of dividends. This credit facility also contains certain standard financial covenants. As of August 30, 2003 and November 29, 2003, the Company had no outstanding borrowings under this agreement and was in compliance with all financial covenants.

        Net cash provided by operating activities for the fiscal years ended August 30, 2003 and August 31, 2002 was $83.7 million and $84.9 million respectively. The decrease of approximately $1.2 million in net cash provided from operations resulted from investment in working capital to support an increase in net sales, principally offset by fluctuations in net deferred tax liabilities and higher net income. Net cash provided by operating activities for the thirteen week periods ended November 29, 2003 and November 30, 2002 was $13.9 million and $10.1 million, respectively. The increase of approximately $3.8 million in net cash provided by operations resulted primarily from an increase in net income.

        Net cash used in investing activities for the fiscal years ended August 30, 2003 and August 31, 2002 were $9.6 million and $7.8 million, respectively. The net usage of cash in fiscal 2003 and fiscal 2002 were primarily attributable to expenditures for property, plant and equipment. Net cash used in investing activities for the thirteen week periods ended November 29, 2003 and November 30, 2002 was $73.4 million and $2.3 million, respectively. The increase in the usage of cash is a result of the Company's decision to in invest approximately $71.2 million in available-for-sale securities during the first three months of fiscal 2004.

        Net cash used in financing activities for the fiscal years ended August 30, 2003 and August 31, 2002 were $19.7 million and $29.5 million, respectively. The decrease of approximately $9.8 million in net cash used in financing activities for fiscal 2003 was attributable to the reduction in purchases of Class A treasury stock, partially offset by the quarterly cash dividend paid to shareholders and lower proceeds from the exercise of common stock options.

        Net cash provided by financing activities for the thirteen week period ended November 29, 2003 was $7.8 million and net cash used in financing activities for the thirteen week period ended November 30, 2002 was $2.6 million. The net cash provided by financing activities for the first thirteen weeks of fiscal 2004 was primarily attributable to the proceeds received from the exercise of Class A common stock options principally offset by the payment of the quarterly cash dividend on Class A common stock outstanding. The net cash used in financing activities for the first thirteen weeks of fiscal 2003 was primarily attributable to the purchase of Class A common stock for the treasury.

        On September 26, 2002, the board of directors approved the replenishment of the Company's share buyback program, which authorized the repurchase of up to 5 million shares of Class A common stock on the open market. The stock repurchase plan allows the Company to repurchase shares at any time and in any increments it deems appropriate. In fiscal 2003 the Company repurchased 1.3 million shares in the open market at a total cost of approximately $22.6 million, of this amount 1.0 million shares were repurchased in the fourth quarter at a total cost of approximately $19.6 million. The Company reissued approximately 82,000 shares of treasury stock during fiscal 2003 to fund the associate stock purchase plan. The Company currently anticipates that it may make further repurchases based upon market conditions. The Company has adequate cash reserves to fund such future repurchases.

        On July 10, 2003, the board of directors instituted a policy of regular quarterly cash dividends to shareholders at the rate of $0.05 per share, or $0.20 per share annually. The first dividend was paid on August 11, 2003 for approximately $3.3 million to shareholders of record at the close of business on July 31, 2003. On October 29, 2003 the board of directors approved a second dividend of $.05 per share which was paid on November 26, 2003 to shareholders of record at the close of business on November 17, 2003. The dividend resulted in a payout of approximately $3.3 million based on the number of shares then outstanding. On January 6, 2004 the board of directors approved an increase in the quarterly dividend rate to $.08 per share. The dividend is payable on January 30, 2004 to shareholders of record on January 20, 2004. The dividend will result in an anticipated quarterly payout of approximately $5.3 million based on the number of shares outstanding as of January 6, 2004. The provisions of the Company's revolving credit agreement limit the payment of dividends in each fiscal year to 50% of net income in the immediately preceding fiscal year plus $10.0 million.

Related Party Transactions

        The Company is affiliated with various real estate entities (together, the "Affiliates") which are owned primarily by the Company's principal shareholders. The Company paid rent under operating leases to Affiliates for fiscal 2003, 2002, and 2001 of approximately $1.9 million, $1.7 million and $1.7 million, respectively and $0.4 million for the first quarter of fiscal 2004. In the opinion of the Company's management, based on its market research, the leases with Affiliates are on terms which approximate fair market value. See "Contractual Obligations" below for discussion of related-party transactions with the various real estate entities.

Contractual Obligations

        Certain of the operations of the Company are conducted on leased premises, some of which are leased from Affiliates. The leases (most of which require the Company to provide for the payment of real estate taxes, insurance and other operating costs) are for varying periods, the longest extending to the year 2023. In addition, the Company is obligated under certain equipment and automobile operating leases, which expire on varying dates through 2007. At August 30, 2003, approximate minimum annual rentals on such leases are as follows (in thousands):

Fiscal Year	Total (Including Related Party Commitments)	Related Party Commitments
2004	$5,887	$1,859
2005	4,355	1,797
2006	3,762	1,797
2007	2,426	1,808
2008	2,045	1,803
Thereafter	26,726	26,400

	$45,201	$35,464

        Since August 30, 2003 there has been no material change in these obligations.

Management's Discussion and Analysis of Critical Accounting Policies and Estimates

        On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, goodwill, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Concentrations of Credit Risk

        The Company's mix of receivables is diverse, with approximately 345,000 combined active customer accounts defined as customers who have purchased from MSC in the preceding twelve months. The Company sells its products primarily to end-users. The Company performs periodic credit evaluations of its customers' financial condition and collateral is not required. Receivables are generally due within 30 days. The Company evaluates the collectibility of accounts receivable based on numerous factors, including past transaction history with customers and their credit-worthiness. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This estimate is periodically adjusted when the Company becomes aware of a specific customer's inability to meet its financial obligations (e.g. bankruptcy, etc.), or as a result of changes in the overall aging of accounts receivable.

        The Company maintains the majority of its cash, cash equivalents, municipal notes and bonds and corporate bonds with high quality financial institutions. Deposits held with banks may exceed insurance limits. These deposits may be redeemed upon demand and therefore bear minimal risk.

Available-for-Sale Securities

        Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. All securities are classified as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses, interest and dividends and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

Inventory Valuation

        Inventories consist of merchandise held for resale and are stated at the lower of weighted average cost (using the first-in, first-out method) or market. Management evaluates the need to record adjustments for impairment of inventory on a quarterly basis. Slow moving inventory, obsolete inventory or inventory in excess of management's estimated usage is written-down, using historical data and reasonable assumptions, to its estimated market value, if less than its cost. Inherent in the estimates of market value are management's estimates related to customer demand, technological and/or market obsolescence, possible alternative uses and ultimate realization of excess inventory.

Deferred Catalog Costs

        The costs of producing and distributing the Company's principal catalogs are deferred ($11.2 million, $14.2 million and $14.0 million at November 29, 2003, August 30, 2003 and August 31, 2002, respectively) and included in other assets in the Company's consolidated balance sheets in accordance with SOP 93-7, "Reporting on Advertising Costs." These costs are charged to expense over the period that the catalogs remain the most current source of sales, which period is typically one year or less. The costs associated with brochures and catalog supplements are charged to expense as distributed.

Revenue Recognition

        The Company recognizes revenue upon shipment of products to its customers. The Company reports its sales net of the amount of actual sales returns and the amount of reserves established for anticipated sales returns based upon historical return rates.

Recently Issued Accounting Pronouncements

        In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities", which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", relating to consolidation of certain entities. First, FIN 46 requires identification of the Company's participation in variable interests entities ("VIE"), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a standalone basis, or whose equity holders lack certain characteristics of a controlling financial interest. Then, for entities identified as VIE, FIN 46 sets forth a model to evaluate potential consolidation based on an assessment of which party to the VIE, if any, bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns. FIN 46 also sets forth certain disclosures regarding interests in VIE that are deemed significant, even if consolidation is not required. The standard is effective during the first quarter of fiscal 2004. The adoption of this standard is not anticipated to have a material impact on the Company's consolidated financial statements.

BUSINESS

        MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, "MSC" or the "Company" or "we") is one of the largest direct marketers of a broad range of industrial products to industrial customers throughout the United States. We distribute a full line of industrial products intended to satisfy our customers' maintenance, repair and operations ("MRO") supplies requirements. We offer over 500,000 stock-keeping units ("SKUs") through our master catalogs, weekly, monthly and quarterly specialty and promotional catalogs, newspapers and brochures and service our customers from approximately 90 branch offices and four distribution centers. Most of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received.

        Our business strategy is to provide an integrated, low cost solution to the purchasing, management and administration of our customers' MRO needs. We believe we add value to our customers' purchases by reducing their total MRO supplies costs, taking into account both the direct cost of products and the administrative, personnel and financial cost of obtaining and maintaining MRO supplies. We try to achieve this reduction in MRO supplies costs in the following manner:

  •
  Our extensive product offerings allow customers to reduce the administrative burden of dealing with many suppliers for their MRO needs.

  •
  We guarantee same-day shipping of our core business products, which enables our customers to reduce their inventory investment and carrying costs.

  •
  We consolidate multiple purchases into a single order, provide a single invoice relating to multiple purchases over varying periods of time and offer direct shipments to specific departments and personnel within a single facility or multiple facilities, allowing our customers to reduce administrative paperwork, costs of shipping and personnel costs related to internal distribution and purchase order management.

  •
  We have extensive E-commerce abilities that enable our customers to lower their procurement costs. This includes many features such as swift search and transaction abilities, access to real time inventory, customer specific pricing, workflow management tools and other features. We can also interface directly with many purchasing portals such as ARIBA and I-Procure. In addition we offer Vendor Managed Inventory ("VMI") systems that can lower customers' inventory investment, reduce sourcing costs and out of stock situations and increase business efficiency.

        Our customers include a wide range of purchasers of industrial supply products, from one-person machine shops to Fortune 1000 companies, to government agencies including the United States Postal Service ("USPS"). Our core business focuses on selling relatively higher margin, lower volume products and had an average order size of approximately $224 in fiscal 2003 and $229 for the first quarter of fiscal 2004. We have in excess of 345,000 combined active customers (companies that have purchased at least one item during the past 12 months). Our customers select desired products from MSC's various publications and place their orders by telephone, the Internet, direct computer link or facsimile.

        We operate primarily in the United States, with customers in all 50 states, through a network of four regional distribution centers and approximately 90 branch offices. MSC's distribution centers are located near Harrisburg, Pennsylvania; Atlanta, Georgia; Elkhart, Indiana and Reno, Nevada. The strategic locations of MSC's distribution centers allow for next day ground delivery via low cost ground carriers in 36 states. Our experience has been that areas accessible by next day ground delivery generate significantly greater sales than areas where next day ground delivery is not available. Accordingly, our long-term strategy is to expand our geographic coverage of next day ground delivery throughout the continental United States which at some point in the future may require the expansion of existing facilities or the opening of new facilities.

Business Strategy

        Our business strategy is to reduce our customers' total cost of procurement for obtaining and maintaining MRO supplies. The strategy includes the following key elements:

  •
  a broad selection of in-stock products;

  •
  offering both name brand and generic products;

  •
  prompt response and same-day shipping;

  •
  superior, value-added customer service;

  •
  competitive pricing;

  •
  targeted direct mail marketing; and

  •
  a commitment to technological innovation.

        Broad Selection of Products.    We believe that our ability to offer customers a broad spectrum of brand name and generic MRO products and a "good-better-best" product selection alternative has been critical to our success. We offer similar products with varying degrees of name recognition, quality and price, thus permitting the customer to choose the appropriate product based on cost, quality and the customer's specific needs. Our customers are increasingly purchasing from fewer suppliers to reduce the administrative burden of ordering from multiple suppliers. By offering for sale over 500,000 products, most of which generally are in stock and available for immediate shipment, we aim to provide a broad range of merchandise in order to become our customers' preferred supplier of MRO products.

        Same-Day Shipping.    Our guaranteed same-day shipping of products results in delivery the next day or second day for customers in most of the continental United States. This prompt delivery allows customers to reduce the administrative burden of dealing with many suppliers and reduces their inventory investment and carrying costs. We fulfill our same-day shipment guarantee more than 99% of the time. Our experience has been that areas accessible by next day ground delivery will generate significantly greater sales than areas where next day ground delivery is not available. The strategic locations of our distribution centers allow next day ground delivery via low cost ground carriers in 36 states.

        Superior Customer Service.    Customer service is a key element in becoming a customer's preferred provider of MRO supplies. Our commitment to customer service is demonstrated by our investment in sophisticated information systems and extensive training of our associates. Utilizing our proprietary customer support software, our in-bound sales representatives implement the "one call does it all" philosophy. In-bound sales representatives are able to inform customers on a real time basis of the availability of a product, recommend substitute products, verify credit information, receive special, custom or manufacturer direct orders, cross-check inventory items using customer product codes previously entered into our information systems and arrange technical assistance. We believe that our simple, one-call method of fulfilling all purchasing needs of a customer through highly-trained customer service representatives, supported by our proprietary information systems, results in greater efficiency for customers and increased customer satisfaction. To complement our customer service, we seek to ease the administrative burdens on our customers by offering customized billing services, customer savings reports and other customized report features, electronic data interchange ordering, e-commerce capabilities, bulk discounts and stocking of specialty items specifically requested by customers.

        Targeted Direct Mail Marketing Strategy.    One of our tools for marketing and product reference are the annual master catalogs used to showcase over 500,000 items. In fiscal 2003, our master catalogs were supplemented by 91 specialty and promotional catalogs and brochures covering such specialty areas as cutting tools, measuring instruments, tooling components and maintenance and repair, industrial supply, and hose and tubing. We use our database of approximately 1.5 million companies with 1.9 million individual contacts, and also purchase mailing lists of prospective customers, to target the distribution of these various publications to specific individuals within an organization whose purchasing history or other criteria suggest receptiveness to mailings of specific publication titles. The use of specialty and promotional publications, which are produced in-house, has resulted in increased productivity through lower costs, increased response rates and more efficient use of advertising space. MSC's publication circulation decreased from 37.7 million in fiscal 2001 to approximately 33.5 million in fiscal 2003. This planned decrease in mailings is in line with our continuing strategy to increase the productivity of our direct marketing efforts and increase overall return on advertising dollars spent.

        Commitment to Technological Innovation.    We take advantage of technological innovations to support growth, improve customer service and to reduce our operating costs through more effective buying practices, automated inventory replenishment and efficient order fulfillment operations. MSC's proprietary software tracks all of the SKUs (over 500,000) and enables the customer and the sales representatives to determine the availability of products in stock on a real-time basis and to evaluate alternative products and pricing. MSC's website MSCDirect.com is a searchable on-line catalog with electronic ordering capabilities designed to take advantage of the opportunities created by Internet commerce. The MSCDirect.com site offers a broad array of products, services, workflow management tools and related information to meet the needs of customers seeking to reduce process costs through Internet e-commerce-enabled solutions. For those customers who do not have internet access, we continue to offer our Customer Direct Access Plus System which allows a customer to order products directly, set purchase limits for particular buyers, run customized reports of purchasing history and select from a variety of billing options. Our information systems have been designed to enhance inventory management and turnover, customer service and cost reduction for both MSC and our customers. In addition to internal and customer information systems, we continually upgrade our distribution methods and systems to improve productivity and efficiency. We also provide a comprehensive EDI ordering system to support our customer based purchase order processing. We have recently introduced our Vendor Managed Inventory ("VMI") system. Each bin item in the customer's on site stockroom is bar coded and scanned into our VMI system. The customer monitors the inventory levels and replenishes any item simply by scanning the bar code. The order is then electronically downloaded into our Sales Order Entry system thereby enabling the customer to lower their procurement costs and maintain lower inventory levels.

Growth Strategy

        Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

  •
  expanding next day ground delivery into new markets;

  •
  targeting the circulation of the master catalog and our direct mail campaign;

  •
  developing government and national account programs;

  •
  increasing the number of product lines and SKUs offered including generic and imported products;

  •
  continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;

  •
  maintaining excellent customer support service; and

  •
  increasing the productivity of our direct sales force.

        Expanding next day ground delivery.    Our experience has been that sales in areas accessible by next day ground delivery are significantly greater than in areas with second day delivery. Accordingly, our long-term goal is to expand our geographic coverage of next day ground delivery throughout the United States, which at some point in the future may require the expansion of existing facilities or the opening of new facilities.

        Targeted circulation of our master catalog and direct mail campaign.    We have accumulated a buyer database of approximately 1.5 million companies with 1.9 million individual contacts, and industry expertise within specific markets. We utilize empirical information from this database to prospect for new customers, thereby increasing the circulation of our master catalogs. We supplement our master catalogs with direct mailings of specialty and promotional publications to further increase customer response and product purchases. Industry specific expertise is used to target customer growth areas and focus sales and marketing campaigns.

        Develop Government and National Account Programs.    The Company has developed internal government and national account programs to meet the specific needs of these types of customers. We believe that significant growth opportunities exist within these segments and that they are an integral part of our customer diversification program. This allocation of resources will allow the Company to better support these customers, expand our customer acquisition activities and is a key component of our overall growth strategy.

        Increasing the Number of Product Lines and SKUs.    We believe that continuing to increase the breadth of our product line and providing high levels of customer service are effective methods of increasing sales to current customers and attracting new customers. By expanding the product lines and SKUs offered within existing product categories, we seek to satisfy an increasing percentage of the supplies purchases of our customers and to attract new customers. To continue to provide a diverse product line and maintain profit margins in our competitive market place, the Company has sought out vendors to supply higher margin generic and imported products. In fiscal 2003, we added approximately 30,000 SKUs, which is the net result of new SKU additions reduced by deletions of older slow moving SKU items, and currently have over 500,000 SKUs in total. We generally add SKUs in response to the feedback we receive from our existing customers.

        E-commerce capabilities.    MSCDirect.com is a proprietary business-to-business horizontal marketplace serving the industrial market that offers customers full access to our catalog, and all orders placed online at MSCDirect.com are backed by our same-day shipping guarantee. MSCDirect.com utilizes the same highly trained sales force and support services as MSC's traditional business, emphasizing MSC's values of placing customers needs first. It is available 24 hours a day, seven days a week providing real-time inventory availability, superior search capabilities, on-line bill payment, delivery tracking status and a number of other enhancements including work flow management tools. The user-friendly search engine allows customers to order by description, vendor or brand. We believe MSCDirect.com is a key component of our strategy to reduce customers' MRO transaction costs and internal requisition time. The site also allows customers to control which of their staff are entitled to purchase products online, how much they are entitled to spend and which staff require secondary approval. The process is fully automated and integrated into our back-end systems. Most orders move directly from the customers' desktop to the distribution center floor, removing human error, reducing handling costs and speeding up the transaction flow. MSC continues to evaluate our site and solicit customer feedback, making on-going improvements targeted at allowing MSCDirect.com to remain one of the premier sites in its marketplace. Our MSCDirect.com marketing campaign continued in fiscal year 2003 to raise awareness and drive volume to the website. MSCDirect.com generated revenue of more than $90 million in fiscal year 2003, a 49% increase over the prior year.

        Maintain Excellent Customer Support Service.    Our goal is to anticipate a customer's service needs. We are continuing to proactively expand the services that we provide, and respond to and build programs at customer requests. Our "one call does it all" philosophy continues to be the cornerstone of our service model even as the complexity of the needs of our customers continues to grow. This focus on our customers' needs provide a market differentiator, which enables us to retain existing customers and grow our customer base.

        Increasing the productivity of our direct sales force.    We believe that improving sales force productivity can have a positive effect on our sales per customer. The focus is to enable our sales force to spend more time with our customers and provide increased support during the MRO purchasing process thereby capturing more of their MRO spend.

        Our principal executive offices are located at 75 Maxess Road, Melville, New York 11747 and our telephone number is (516) 812-2000.

MANAGEMENT

Directors

        The following individuals are the directors of the Company.

Name of Director	Principal Occupation	Age	Director Since
Mitchell Jacobson	Chairman of the Board of Directors and Chief Executive Officer of the Company	52	October 1995
David Sandler	President and Chief Operating Officer of the Company	46	June 1999
Charles Boehlke	Executive Vice President and Chief Financial Officer of the Company	48	January 2001
Roger Fradin	President and Chief Executive Officer Automation and Control Products of Honeywell International	50	July 1998
Denis Kelly	Partner of Scura, Rise & Partners LLC	54	April 1996
Raymond Langton	Co-founder and Chief Executive Officer of SKM Applied Tech Products	59	July 1997
Philip Peller	Business Consultant; Retired Partner of Arthur Andersen LLP	64	April 2000

        Mitchell Jacobson was appointed Chairman of the Board of Directors of the Company in January 1998. Mr. Jacobson was appointed Chief Executive Officer of the Company upon its formation in October 1995 and also served as President from its formation until November 3, 2003. Mr. Jacobson has also been Chief Executive Officer of Sid Tool Co., Inc., a wholly-owned and the principal operating subsidiary of the Company (the "Operating Subsidiary") since June 1982 and President from June 1982 to November 2003.

        David Sandler was promoted to Executive Vice President of the Company in June 1999, appointed Chief Operating Officer of the Company in November 2000, and appointed President of the Company in November 2003. From September 1998 to June 1999, he served as Senior Vice President of Administration of the Company. From September 1997 to September 1998, Mr. Sandler was the Senior Vice President of Information Systems and Human Resources of the Company. From September 1996 to September 1997, Mr. Sandler served as the Vice President of Information Systems and Business Development of the Company. From 1995 to 1996, Mr. Sandler was the Director of Business Development of the Company. From 1993 to 1995, Mr. Sandler was the Director of Product Management and Purchasing of the Operating Subsidiary.

        Charles Boehlke was appointed Chief Financial Officer and Senior Vice President of the Company in June 2000 and was promoted to Executive Vice President of the Company in January 2003. From April 1996 to April 2000, Mr. Boehlke was the Vice President of Finance for North America operations at Arrow Electronics, Inc. From January 1994 to April 1996, Mr. Boehlke was the Chief Financial Officer of Black & Decker Mexico.

        Roger Fradin is the President and Chief Executive Officer of Automation and Control Products division of Honeywell International, as of June 2002. From 2000 until June 2002, Mr. Fradin was President of the Security and Fire Solutions Division at Honeywell, Inc. From 1987 until 2000, Mr. Fradin was the President of the ADEMCO Group.

        Denis Kelly is a Partner of Scura, Rise & Partners LLC (a private investment banking firm), a position he has held since 2001. From July 1993 until 2001, Mr. Kelly was a Managing Director of

Prudential Securities Incorporated. Before July 1993, Mr. Kelly was President of Denbrook Capital Corporation. Mr. Kelly is also a director and member of the audit committee of Kenneth Cole Productions, Inc.

        Raymond Langton is the Co-founder and Chief Executive Officer of SKM Applied Tech Products, a leveraged buy-out firm. From 1995 to February 1997, Mr. Langton was the President and Chief Executive Officer of Chicago Rawhide Worldwide, a manufacturer of sealing devices and subsidiary of SKF USA Inc. (itself a subsidiary of AB SKF of Sweden, a manufacturer of sealing devices and ball bearings). From 1991 to 1995, Mr. Langton was President and Chief Executive Officer of SKF North America, a manufacturer of ball bearings and subsidiary of SKF USA, Inc. Mr. Langton is also a director of Berwind Corp. and the Superior Group, both of which are privately held companies.

        Philip Peller is a business consultant. Mr. Peller was a partner of Andersen Worldwide S.C. and Arthur Andersen LLP from 1970 until his retirement in 1999. Mr. Peller served as Managing Partner of Practice Protection and Partner Affairs for Andersen Worldwide S.C. from 1998 to 1999, and as Managing Partner of Practice Protection from 1996 to 1998. Mr. Peller also served as the Managing Director—Quality, Risk Management and Professional Competence for Arthur Andersen's global audit practice.

Executive Officers

        The following individuals are the executive officers of the Company.

Name of Officer	Position	Age	Executive Officer Since
Mitchell Jacobson	Chairman of the Board of Directors and Chief Executive Officer of the Company	52	October 1995
David Sandler	President and Chief Operating Officer of the Company	46	January 1998
Charles Boehlke	Executive Vice President and Chief Financial Officer of the Company	48	June 2000
James Schroeder	Senior Vice President of Logistics of the Company	63	October 1995
Shelley Boxer	Vice President of Finance of the Company	56	October 1995
Thomas Eccleston	Vice President of Plant and Equipment and Secretary	55	October 1995
Thomas Cox	Senior Vice President of Sales	43	June 2000
Ross Anker	Senior Vice President of Product Management and Information Systems	40	September 2001

        James Schroeder, a director of the Company from inception to January 2004, was appointed Senior Vice President of Logistics of the Company in August 1997. From October 1995 to August 1997, Mr. Schroeder served as Vice President of Logistics of the Company. From 1995 to January 1998, Mr. Schroeder also served as Chief Operating Officer of the Company. Mr. Schroeder has also been Vice President of Logistics of the Operating Subsidiary since 1986.

        Shelley Boxer, a director of the Company from inception to January 2004, was appointed Vice President of Finance of the Company in June 2000. Mr. Boxer was the Vice President and Chief Financial Officer of the Company from its formation in October 1995 until June 2000. From June 1993 to October 1995, Mr. Boxer also served as Chief Financial Officer of the Operating Subsidiary.

Mr. Boxer was the Vice President and Chief Financial Officer of Joyce International, Inc., a distribution and manufacturing company, from 1992 to 1993. From 1987 to 1992, Mr. Boxer was the Executive Vice President and Chief Financial Officer of Kinney Systems, Inc., an automobile parking facility and real estate company.

        Thomas Eccleston was appointed Vice President of Plant and Equipment and Secretary of the Company upon its formation in October 1995. Mr. Eccleston has also served as the Vice President of Plant and Equipment of the Operating Subsidiary since 1986.

        Thomas Cox was appointed Senior Vice President of Sales of the Company in April 2000. From September 1999 to April 2000, Mr. Cox was Vice President of Sales for the North Region of the Company. From January 1998 to September 1999, Mr. Cox served as Regional Manager for the Midwest Region of the Company. From September 1997 to January 1998, Mr. Cox served as Director of Business Development for the Company. From 1995 to 1997, Mr. Cox was President of Mailnet Inc., an international delivery company.

        Ross Anker was appointed Senior Vice President of Product Management and Information Systems in September 2001. From November of 1996 to September 2001, Mr. Anker was Chief Information Officer of the Company. Prior to joining the Company, Mr. Anker was President and founder of a consulting company based in Cleveland, Ohio.

SELLING SHAREHOLDERS

Beneficial Ownership and Other Information

        The following tables set forth information, as of January 6, 2004 with respect to the shares of common stock beneficially owned by the selling shareholders:

	Amount & Nature of Beneficial Ownership Prior to Offering
	Class A		Class B				Shares Beneficially Owned After Offering		Combined % Ownership Prior to Offering		Combined % Ownership After Offering
		% of Class		% of Class	Shares Being Offered
	Shares		Shares				Class A	Class B	Economic(1)	Voting(2)	Economic(1)	Voting(2)
Mitchell Jacobson(3)	1,013,647(4)(5)	2.9	15,290,557(6)	47.9	800,000	(7)	659,097(4)	14,667,832	24.4	43.4	22.9	48.6
Marjorie Gershwind(3)	906,302(4)(8)	2.6	11,621,932(9)	36.4	3,400,000	(10)	551,752(4)	8,399,207	18.8	33.1	13.4	27.9
Trust under Trust Agreement, Dated January 31, 1994(3)	—	—	3,352,800	10.5	1,800,000	(11)	—	1,552,800	5.0	9.5	2.3	5.1

(1)
Indicates percentage ownership of the aggregate number of outstanding shares of Class A common stock and Class B common stock. See footnote 4.

(2)
Indicates percentage of aggregate number of votes which can be cast. On all matters to be voted upon by our shareholders, the holders of the Class A common stock and the Class B common stock vote together as a single class, with each record holder of Class A common stock entitled to one vote per share of Class A common stock and each record holder of Class B common stock entitled to 10 votes per share of Class B common stock.

(3)
The address of Mitchell Jacobson and Marjorie Gershwind is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747. The address of the Trust under Trust Agreement, Dated January 31, 1994, is c/o Jacobson Family Investments, Inc., Carnegie Hall Tower, 152 West 57th Street, New York, New York 10019.

(4)
Does not include shares of Class A common stock issuable upon conversion of shares of Class B common stock. Shares of Class B common stock are convertible at any time into shares of Class A common stock on a share-for-share basis.

(5)
Includes (a) 169,669 shares of Class A common stock owned directly by Mr. Jacobson, (b) 709,100 shares of Class A common stock which may be deemed to be beneficially owned by Mr. Jacobson as a member of Platinum Investment Management, L.L.C., a Delaware limited liability company, the owner of such shares, (c) 34,878 shares of Class A common stock which may be deemed to be beneficially owned by Mr. Jacobson as a director of The Jacobson Family Foundation, the owner of such shares, and (d) 100,000 shares of Class A common stock issuable upon the exercise by Mr. Jacobson of options that are presently exercisable or exercisable within 60 days of January 6, 2004. Mr. Jacobson disclaims beneficial ownership of 354,550 of the shares of Class A common stock owned by Platinum Investment Management, L.L.C. and disclaims beneficial ownership of all the shares of Class A common stock held by The Jacobson Family Foundation.

(6)
Includes (a) 14,530,014 shares of Class B common stock owned directly by Mr. Jacobson, (b) 386,142 shares of Class B common stock which may be deemed to be beneficially owned by Mr. Jacobson as Settlor of the Mitchell Jacobson 1998 Qualified Seven Year Annuity Trust and (c) 374,401 shares of Class B common stock owned by Marjorie Diane Gershwind as Settlor of the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust of which trust Mr. Jacobson is the sole trustee and over which shares he may be deemed to have beneficial ownership. Mr. Jacobson disclaims beneficial ownership of all shares of Class B common stock owned by the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust and the Mitchell Jacobson 1998 Qualified Seven Year Annuity Trust.

(7)
Includes up to 622,725 shares of Class B common stock that may be converted into Class A common stock in connection with this offering. Of the 800,000 shares of Class A common stock reflected as being offered by Mr. Jacobson in the above table, 622,725 are being offered for the account of Mr. Jacobson and 177,275 are being offered for the account of Platinum Investment Management, L.L.C.

(8)
Includes (a) 190,680 shares of Class A common stock owned directly by Ms. Gershwind, (b) 709,100 shares of Class A common stock which may be deemed to be beneficially owned by Ms. Gershwind as a member of Platinum Investment Management, L.L.C., a Delaware limited liability company, the owner of such shares and (c) 6,522 shares of Class A common stock which may be deemed to be beneficially owned by Ms. Gershwind as a director of The Gershwind Family Foundation, the owner of such shares. Ms. Gershwind disclaims beneficial ownership of 354,550 of the shares of Class A common stock owned by Platinum Investment Management, L.L.C. and disclaims beneficial ownership of all the shares of Class A common stock held by The Gershwind Family Foundation.

(9)
Includes (a) 4,601,285 shares of Class B common stock owned directly by Ms. Gershwind, (b) 5,700,000 shares of Class B Common Stock which may be deemed to be beneficially owned by Ms. Gershwind as a member of GF-MSC, L.L.C., a Delaware limited liability company, (c) 946,246 shares of Class B common stock which may be deemed to be beneficially owned by Ms. Gershwind as Settlor of the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and (d) 374,401 shares of Class B common stock which may be deemed to be beneficially owned by Ms. Gershwind as Settlor of the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust. Ms. Gershwind disclaims beneficial ownership of 3,652,000 of the shares of Class B Common Stock owned by GF-MSC, L.L.C. and disclaims beneficial ownership of the shares of Class B common stock owned by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust.

(10)
Includes up to 3,222,725 shares of Class B common stock that may be converted into Class A common stock in connection with this offering. Of the 3,400,000 shares of Class A common stock reflected as being offered by Ms. Gershwind in the above table, 569,385 are being offered for the account of Ms. Gershwind, 177,275 are being offered for the account of Platinum Investment Management, L.L.C. and 2,653,340 are being offered for the account of GF-MSC, L.L.C.

(11)
Includes 1,800,000 shares of Class B common stock that may be converted into Class A common stock in connection with this offering.

Relationships with Selling Shareholders

        Mitchell Jacobson was appointed Chairman of the Board of Directors of the Company in January 1998, served as President of the Company from October 1995 until November 2003, and has served as Chief Executive Officer of the Company since its formation in October 1995. Mr. Jacobson was President of Sid Tool Co., Inc., a wholly-owned and the principal operating subsidiary of the Company (the "Operating Subsidiary") from June 1982 until November 2003, and has served as Chief Executive Officer of the Operating Subsidiary since 1982.

        Marjorie Gershwind is Mitchell Jacobson's sister. She holds no office with the Company and has never served as a director.

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock purchased pursuant to this offering by a beneficial owner that, for U.S. federal income tax purposes, is a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" is a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust, in general, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all of its substantial decisions, or if it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of as a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

        This discussion assumes that you will hold our Class A common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this description of U.S. tax consequences does not consider:

  •
  U.S. state and local or non-U.S. tax consequences;

  •
  specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including, if the non-U.S. holder is an entity that is treated as a partnership or a trust for U.S. tax purposes, that the U.S. tax consequences of holding and disposing of Class A common stock may be affected by determinations made at the partner or beneficiary level;

  •
  the tax consequences for the shareholders, partners or beneficiaries of a non-U.S. holder;

  •
  special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, broker-dealers, traders in securities, tax-exempt entities, and U.S. expatriates; or

  •
  special tax rules that may apply to a non-U.S. holder that holds our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

        The following discussion is based on provisions of the Code, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. Accordingly, each non-U.S. holder should consult its own tax advisor regarding the U.S. federal tax consequences of acquiring, holding or disposing of Class A common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Class A common stock

        Cash distributions on our Class A common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current or accumulated earnings and profits paid to you will not be subject to tax to the extent that they do not exceed your adjusted tax basis in your Class A common stock, but rather will reduce the adjusted tax basis of your Class A common stock. To the extent that such distributions exceed the adjusted tax basis of your Class A common stock, they will give rise to gain from the sale or exchange of your Class A common stock, the treatment of which is described below.

        Dividends paid to non-U.S. holders of our Class A common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at graduated rates applicable to dividends. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

        We expect to withhold U.S. income tax at the rate of 30% on any distributions made to a non-U.S. holder unless (a) a lower treaty rate applies and the required Form W-8BEN evidencing eligibility for that lower rate is filed with us or (b) a non-U.S. holder files a Form W-8ECI with us claiming that the distribution is effectively connected income.

        A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty generally may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Gain on disposition

        A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock.

        Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our Class A common stock, provided that our Class A common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

U.S. federal estate taxes

        Class A common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information reporting and backup withholding

        We must report annually to the IRS and to you the amount of the dividends paid to you, and the tax (if any) withheld with respect thereto. That information may also be made available to the tax authorities of the country in which you reside.

        Dividends paid to you may be subject to U.S. backup withholding tax at a rate of 28%. If you are a non-U.S. holder, you will be exempt from backup withholding tax if you provide a properly completed and executed Form W-8BEN certifying that you are a non-U.S. holder or otherwise establish an exemption.

        If you receive payments of the proceeds of a sale of our Class A common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption. The payment of the proceeds of a disposition of our Class A common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, although, in certain circumstances, information reporting may continue to apply.

        You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding to their particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

*        *        *

        The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the ownership, sale or other disposition of our Class A common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of the ownership and disposition of our Class A common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income or estate tax treaty.

UNDERWRITING

        The selling shareholders are offering their shares of our Class A common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Robert W. Baird & Co. Incorporated, Allen & Company LLC, William Blair & Company, L.L.C., and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., are acting as representatives of each of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Robert W. Baird & Co. Incorporated
Allen & Company LLC
William Blair & Company, L.L.C.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total

        The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us and the selling shareholders that the underwriters propose to offer the shares of Class A common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                  per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $            and together with the underwriting discount are payable by the selling shareholders.

Overallotment Option

        The selling shareholders have granted options to the underwriters to purchase up to 900,000 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        We and the selling shareholders have agreed, with exceptions, not to sell or transfer any Class A common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Our executive officers and directors have agreed, with exceptions, not to sell or transfer any Class A common stock for 60 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

  •
  offer, pledge, sell, or contract to sell any Class A common stock,

  •
  sell any option or contract to purchase any Class A common stock,

  •
  purchase any option or contract to sell any Class A common stock,

  •
  grant any option, right or warrant for the sale of any Class A common stock,

  •
  lend or otherwise dispose of or transfer any Class A common stock,

  •
  request or demand that we file a registration statement related to the Class A common stock,

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lockup provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Exceptions to this lockup provision include, among others, certain transfers among the selling shareholders and their related trusts and other entities, as well as sales by executive officers of up to 300,000 shares of Class A common stock during the 60 day period after the date of this prospectus supplement.

New York Stock Exchange Listing

        The shares of Class A common stock are listed on the New York Stock Exchange under the symbol "MSM."

Price Stabilization and Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the ability of the underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the Class A common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may also elect to reduce any short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the Class A common stock to stabilize its price or to reduce a short position may cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Internet Distribution

        Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not part of this prospectus.

Other Relationships

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

LEGAL MATTERS

        The validity of the shares of Class A common stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Katten Muchin Zavis Rosenman, New York, New York. Certain members and associates of the firm of Katten Muchin Zavis Rosenman own an aggregate of approximately 4,100 shares of Class A common stock. Fried, Frank, Harris, Shriver & Jacobson LLP will pass on certain legal matters in connection with this offering for the underwriters.

EXPERTS

        The consolidated financial statements of MSC Industrial Direct Co., Inc. and Subsidiaries appearing in MSC Industrial Direct Co., Inc.'s Annual Report (Form 10-K) for the year ended August 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference in the accompanying prospectus. Such consolidated financial statements are incorporated by reference in the accompanying prospectus in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS
December 31, 2003

6,900,000 Shares

Class A Common Stock

        All of the 6,900,000 shares of Class A Common Stock, par value $.001 per share, offered hereby are being sold by the Selling Shareholders named in this prospectus. We will not receive any of the proceeds from the sale of shares of Class A Common Stock by the Selling Shareholders. See "Selling Shareholders."

        The Selling Shareholders may use this prospectus to offer and sell, from time to time, up to 6,900,000 shares of our Class A Common Stock. The Selling Shareholders may offer for sale the shares of Class A Common Stock covered by this prospectus from time to time directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. For additional information on the methods of sale, see "Plan of Distribution."

        We have two classes of common stock. Holders of our Class A Common Stock, which is offered by this prospectus, are entitled to one vote per share, and holders of our Class B Common Stock, par value $.001 per share, are entitled to ten votes per share. See "Description of Capital Stock." Upon completion of this offering, our principal shareholders will own approximately 37.9% of the outstanding shares of our capital stock and will control approximately 80.6% of the combined voting power of all outstanding shares of our capital stock. Consequently, these shareholders will remain in a position to elect all of our directors and to determine the outcome of any matter submitted to a vote of our shareholders for approval. See "Selling Shareholders."

        The Class A Common Stock is listed on the New York Stock Exchange under the symbol "MSM." On December 23, the last reported sales price for the Class A Common Stock on the New York Stock Exchange was $26.75.

        See "Risk Factors" beginning on page 7 for certain information that should be considered by prospective investors.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

About this Prospectus

We may amend or supplement this prospectus from time to time by filing amendments or supplements with the Securities and Exchange Commission. To understand the terms of the securities offered by this prospectus, you should carefully read this entire prospectus, including any amendments or supplements. You should also read the documents referred to under the heading "Where You Can Find More Information" below for information about us and our financial statements.

        When shares of Class A Common Stock are actually sold, to the extent required, the number of shares to be sold, the purchase price, the public offering price, the names of any agent, dealer or underwriter and any applicable commission or discount with respect to that particular sale and any other required information will be set forth in an accompanying prospectus supplement. A prospectus supplement also may update or change information contained in the basic prospectus.

        Unless the context otherwise indicates, references in this prospectus to "we," "our company," "us" or "our" refer to MSC Industrial Direct Co., Inc. and its consolidated subsidiaries.

i

THE COMPANY

        MSC Industrial Direct Co., Inc. (together with its consolidated subsidiaries, "MSC" or the "Company" or "we") is one of the largest direct marketers of a broad range of industrial products to industrial customers throughout the United States. We distribute a full line of industrial products intended to satisfy our customers' maintenance, repair and operations ("MRO") supplies requirements. We offer over 500,000 stock-keeping units ("SKUs") through our master catalogs, weekly, monthly and quarterly specialty and promotional catalogs, newspapers and brochures and service our customers from approximately 90 branch offices and four distribution centers. Most of our products are carried in stock, and orders for these in-stock products are typically fulfilled the day on which the order is received.

        Our business strategy is to provide an integrated, low cost solution to the purchasing, management and administration of our customers' MRO needs. We believe we add value to our customers' purchases by reducing their total MRO supplies costs, taking into account both the direct cost of products and the administrative, personnel and financial cost of obtaining and maintaining MRO supplies. We try to achieve this reduction in MRO supplies costs in the following manner:

  •
  Our extensive product offerings allow customers to reduce the administrative burden of dealing with many suppliers for their MRO needs.

  •
  We guarantee same-day shipping of our core business products, which enables our customers to reduce their inventory investment and carrying costs.

  •
  We consolidate multiple purchases into a single order, provide a single invoice relating to multiple purchases over varying periods of time and offer direct shipments to specific departments and personnel within a single facility or multiple facilities, allowing our customers to reduce administrative paperwork, costs of shipping and personnel costs related to internal distribution and purchase order management.

  •
  We have extensive E-commerce abilities that enable our customers to lower their procurement costs. This includes many features such as swift search and transaction abilities, access to real time inventory, customer specific pricing, workflow management tools and other features. We can also interface directly with many purchasing portals such as ARIBA and I-Procure. In addition we offer Vendor Managed Inventory ("VMI") systems that can lower customers' inventory investment, reduce sourcing costs and out of stock situations and increase business efficiency.

        Our customers include a wide range of purchasers of industrial supply products, from one-person machine shops to Fortune 1000 companies, to government agencies including the United States Postal Service ("USPS"). Our core business focuses on selling relatively higher margin, lower volume products and had an average order size of approximately $224 in fiscal 2003. We have in excess of 343,000 combined active customers (companies that have purchased at least one item during the past 12 months). Our customers select desired products from MSC's various publications and place their orders by telephone, the Internet, direct computer link or facsimile.

        We operate primarily in the United States, with customers in all 50 states, through a network of four regional distribution centers and approximately 90 branch offices. MSC's distribution centers are located near Harrisburg, Pennsylvania; Atlanta, Georgia; Elkhart, Indiana and Reno, Nevada. The strategic locations of MSC's distribution centers allow for next day ground delivery via low cost ground carriers in 36 states. Our experience has been that areas accessible by next day ground delivery generate significantly greater sales than areas where next day ground delivery is not available. Accordingly, our long-term strategy is to expand our geographic coverage of next day ground delivery throughout the continental United States which at some point in the future may require the expansion of existing facilities or the opening of new facilities.

Business Strategy

        Our business strategy is to reduce our customers' total cost of procurement for obtaining and maintaining MRO supplies. The strategy includes the following key elements:

  •
  a broad selection of in-stock products;

  •
  offering both name brand and generic products;

  •
  prompt response and same-day shipping;

  •
  superior, value-added customer service;

  •
  competitive pricing;

  •
  targeted direct mail marketing; and

  •
  a commitment to technological innovation.

        Broad Selection of Products.    We believe that our ability to offer customers a broad spectrum of brand name and generic MRO products and a "good-better-best" product selection alternative has been critical to our success. We offer similar products with varying degrees of name recognition, quality and price, thus permitting the customer to choose the appropriate product based on cost, quality and the customer's specific needs. Our customers are increasingly purchasing from fewer suppliers to reduce the administrative burden of ordering from multiple suppliers. By offering for sale over 500,000 products, most of which generally are in stock and available for immediate shipment, we aim to provide a broad range of merchandise in order to become our customers' preferred supplier of MRO products.

        Same-Day Shipping.    Our guaranteed same-day shipping of products results in delivery the next day or second day for customers in most of the continental United States. This prompt delivery allows customers to reduce the administrative burden of dealing with many suppliers and reduces their inventory investment and carrying costs. We fulfill our same-day shipment guarantee more than 99% of the time. Our experience has been that areas accessible by next day ground delivery will generate significantly greater sales than areas where next day ground delivery is not available. The strategic locations of our distribution centers allow next day ground delivery via low cost ground carriers in 36 states.

        Superior Customer Service.    Customer service is a key element in becoming a customer's preferred provider of MRO supplies. Our commitment to customer service is demonstrated by our investment in sophisticated information systems and extensive training of our associates. Utilizing our proprietary customer support software, our in-bound sales representatives implement the "one call does it all" philosophy. In-bound sales representatives are able to inform customers on a real time basis of the availability of a product, recommend substitute products, verify credit information, receive special, custom or manufacturer direct orders, cross-check inventory items using customer product codes previously entered into our information systems and arrange technical assistance. We believe that our simple, one-call method of fulfilling all purchasing needs of a customer through highly-trained customer service representatives, supported by our proprietary information systems, results in greater efficiency for customers and increased customer satisfaction. To complement our customer service, we seek to ease the administrative burdens on our customers by offering customized billing services, customer savings reports and other customized report features, electronic data interchange ordering, e-commerce capabilities, bulk discounts and stocking of specialty items specifically requested by customers.

        Targeted Direct Mail Marketing Strategy.    Our primary tools for marketing and product reference are the annual master catalogs used to showcase over 500,000 items. In fiscal 2003, our master catalogs were supplemented by 91 specialty and promotional catalogs and brochures covering such specialty areas as cutting tools, measuring instruments, tooling components and maintenance and repair, industrial supply, and hose and tubing. We use our database of approximately 1.5 million companies with 1.9 million individual contacts, and also purchase mailing lists of prospective customers, to target the distribution of these various publications to specific individuals within an organization whose purchasing history or other criteria suggest receptiveness to mailings of specific publication titles. The use of specialty and promotional publications, which are produced in-house, has resulted in increased productivity through lower costs, increased response rates and more efficient use of advertising space. MSC's publication circulation decreased from 37.7 million in fiscal 2001 to approximately 33.5 million in fiscal 2003. This planned decrease in mailings is in line with our continuing strategy to increase the productivity of our direct marketing efforts and increase overall return on advertising dollars spent.

        Commitment to Technological Innovation.    We take advantage of technological innovations to support growth, improve customer service and to reduce our operating costs through more effective buying practices, automated inventory replenishment and efficient order fulfillment operations. MSC's proprietary software tracks all of the SKUs (over 500,000) and enables the customer and the sales representatives to determine the availability of products in stock on a real-time basis and to evaluate alternative products and pricing. MSC's website MSCDirect.com is a searchable on-line catalog with electronic ordering capabilities designed to take advantage of the opportunities created by Internet commerce. The MSCDirect.com site offers a broad array of products, services, workflow management tools and related information to meet the needs of customers seeking to reduce process costs through Internet e-commerce-enabled solutions. For those customers who do not have internet access, we continue to offer our Customer Direct Access Plus System which allows a customer to order products directly, set purchase limits for particular buyers, run customized reports of purchasing history and select from a variety of billing options. Our information systems have been designed to enhance inventory management and turnover, customer service and cost reduction for both MSC and our customers. In addition to internal and customer information systems, we continually upgrade our distribution methods and systems to improve productivity and efficiency. We also provide a comprehensive EDI ordering system to support our customer based purchase order processing. We have recently introduced our Vendor Managed Inventory ("VMI") system. Each bin item in the customer's on site stockroom is bar coded and scanned into our VMI system. The customer monitors the inventory levels and replenishes any item simply by scanning the bar code. The order is then electronically downloaded into our Sales Order Entry system thereby enabling the customer to lower their procurement costs and maintain lower inventory levels.

Growth Strategy

        Our objective is to become the preferred supplier of industrial products for companies throughout the United States. We intend to increase sales to existing customers and diversify our customer base by:

  •
  expanding next day ground delivery into new markets;

  •
  targeting the circulation of the master catalog and our direct mail campaign;

  •
  developing government and national account programs;

  •
  increasing the number of product lines and SKUs offered including generic and imported products;

  •
  continually developing technological innovations employing modern technologies to reduce our customers' costs and utilizing extensive e-commerce capabilities, making it even easier and more appealing to do business with MSC;

  •
  maintaining excellent customer support service; and

  •
  increasing the productivity of our direct sales force.

        Expanding next day ground delivery.    Our experience has been that sales in areas accessible by next day ground delivery are significantly greater than in areas with second day delivery. Accordingly, our long-term goal is to expand our geographic coverage of next day ground delivery throughout the United States, which at some point in the future may require the expansion of existing facilities or the opening of new facilities.

        Targeted circulation of our master catalog and direct mail campaign.    We have accumulated a buyer database of approximately 1.5 million companies with 1.9 million individual contacts, and industry expertise within specific markets. We utilize empirical information from this database to prospect for new customers, thereby increasing the circulation of our master catalogs. We supplement our master catalogs with direct mailings of specialty and promotional publications to further increase customer response and product purchases. Industry specific expertise is used to target customer growth areas and focus sales and marketing campaigns.

        Develop Government and National Account Programs.    The Company has developed internal government and national account programs to meet the specific needs of these types of customers. We believe that significant growth opportunities exist within these segments and that they are an integral part of our customer diversification program. This allocation of resources will allow the Company to better support these customers, expand our customer acquisition activities and is a key component of our overall growth strategy.

        Increasing the Number of Product Lines and SKUs.    We believe that continuing to increase the breadth of our product line and providing high levels of customer service are effective methods of increasing sales to current customers and attracting new customers. By expanding the product lines and SKUs offered within existing product categories, we seek to satisfy an increasing percentage of the supplies purchases of our customers and to attract new customers. To continue to provide a diverse product line and maintain profit margins in our competitive market place, the Company has sought out vendors to supply higher margin generic and imported products. In fiscal 2003, we added approximately 30,000 SKUs, which is the net result of new SKU additions reduced by deletions of older slow moving SKU items, and currently have over 500,000 SKUs in total. We generally add SKUs in response to the feedback we receive from our existing customers.

        E-commerce capabilities.    MSCDirect.com is a proprietary business-to-business horizontal marketplace serving the industrial market that offers customers full access to our catalog, and all orders placed online at MSCDirect.com are backed by our same-day shipping guarantee. MSCDirect.com utilizes the same highly trained sales force and support services as MSC's traditional business, emphasizing MSC's values of placing customers needs first. It is available 24 hours a day, seven days a week providing real-time inventory availability, superior search capabilities, on-line bill payment, delivery tracking status and a number of other enhancements including work flow management tools. The user-friendly search engine allows customers to order by description, vendor or brand. We believe MSCDirect.com is a key component of our strategy to reduce customers' MRO transaction costs and internal requisition time. The site also allows customers to control which of their staff are entitled to purchase products online, how much they are entitled to spend and which staff require secondary approval. The process is fully automated and integrated into our back-end systems. Most orders move directly from the customers' desktop to the distribution center floor, removing human error, reducing handling costs and speeding up the transaction flow. MSC continues to evaluate our site and solicit customer feedback, making on-going improvements targeted at allowing MSCDirect.com to remain one of the premier sites in its marketplace. Our MSCDirect.com marketing campaign continued in fiscal year 2003 to raise awareness and drive volume to the website. MSCDirect.com generated revenue of more than $90 million in fiscal year 2003, a 49% increase over the prior year.

        E-commerce portals sell a suite of e-commerce products designed to meet the needs of businesses seeking reduced costs and increased effectiveness of their MRO/direct materials process by using

Internet-enabled solutions. We have associations with many of these portals including, among others, Ariba, Perfect Commerce, Oracle, SAP and I-Procure. We continue to evaluate and expand our capabilities in these areas, when they can provide value for our customers.

        Maintain Excellent Customer Support Service.    Our goal is to anticipate a customer's service needs. We are continuing to proactively expand the services that we provide and respond and build programs at customer requests. Our "one call does it all" philosophy continues to be the cornerstone of our service model even as the complexity of the needs of our customers continues to grow. This focus on our customers' needs provide a market differentiator, which enables us to retain existing customers and grow our customer base.

        Increasing the productivity of our direct sales force.    We believe that improving sales force productivity can have a positive effect on our sales per customer. The focus is to enable our sales force to spend more time with our customers and provide increased support during the MRO purchasing process thereby capturing more of their MRO spend.

        Our principal executive offices are located at 75 Maxess Road, Melville, New York 11747 and our telephone number is (516) 812-2000.

THIS OFFERING

Class A Common Stock Offered	6,900,000 shares
Capital Stock to be Outstanding After this Offering
Class A Common Stock	41,656,868 shares(1)(2)
Class B Common Stock	25,037,294 shares(1)(3)
Total	66,694,162 shares
Voting Rights
The Class A Common Stock, par value $.001 per share, is entitled to one vote per share and the Class B Common Stock, par value $.001 per share, is entitled to ten votes per share on all matters requiring a shareholder vote. See "Risk Factors—Our principal shareholders exercise significant control over us" and "Description of Capital Stock."
Use of Proceeds	The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock offered by the Selling Shareholders.
Risk Factors	Certain factors should be considered in connection with an investment in the Class A Common Stock. See "Risk Factors."
NYSE Symbol	"MSM"

(1)
Calculated as of December 23, 2003.

(2)
Excludes 6,549,000 shares of Class A Common Stock reserved for issuance (i) upon the exercise of options granted under our 1995, 1998, and 2001 Stock Option Plans, (ii) under our 1995 Restricted Stock Plan and (iii) under our 1998 Associate Stock Purchase Plan. Options to purchase an additional 3,608,000 shares of Class A Common Stock may be granted under our 2001 Stock Option Plan.

(3)
The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder and upon transfer of shares of Class B Common Stock to persons other than existing holders of Class B Common Stock or certain of their family members. See "Selling Shareholders" and "Description of Capital Stock."

RISK FACTORS

        In addition to the other information in this Prospectus, the following factors should be considered in evaluating the Company and its business before purchasing the shares of Class A Common Stock offered hereby. Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

Changes in our customer and product mix could cause our gross margin percentage to fluctuate.

        From time to time we have experienced changes in our customer mix and in our product mix since our formation. Changes in our customer mix have resulted from geographic expansion, daily selling activities within current geographic markets, and targeted selling activities to new customer segments. Changes in our product mix have resulted from marketing activities to existing customers and needs communicated to us from existing and prospective customers. Although we have been successful in incrementally increasing our gross margin percentage by varying our customer and product mix over the last several years and our strategy has emphasized higher margin, lower volume orders, changes in our customer and product mix could cause our gross margin percentage to fluctuate or decline from time to time in the future.

Our industry is consolidating which could cause it to become more competitive.

        The business of selling MRO supplies in North America is currently undergoing some consolidation. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers.

        Traditional MRO suppliers are attempting to consolidate the market through internal expansion, through acquisition or merger with other industrial and construction suppliers, or through a combination of both. This consolidation allows suppliers to improve efficiency and spread fixed costs over a greater number of sales, and to achieve other benefits derived from economies of scale.

        Customers are increasingly aware of the total costs of fulfillment, and of their need to have consistent sources of supply at multiple locations. Consistent sources of supply provide not just reliable product quantities, but also consistent pricing, quality, services and engineering capabilities. We believe these customer needs could result in fewer suppliers as the industry consolidates, and as the remaining suppliers become larger and capable of being a consistent source of supply.

        The trend of our industry toward consolidation could make it more difficult for us to maintain our operating margins. There can be no assurance that we will be able to take advantage of the trend or that we can do so effectively.

        In addition, as various sectors of the industrial and construction customer base face increased foreign competition and in fact lose business to foreign competitors, or shift their operations overseas or outsource manufacturing requirements to foreign manufacturers, or source supplies from foreign vendors in an effort to reduce expenses, we will face increased difficulty in growing and maintaining our market share and growth prospects.

We operate in a highly competitive industry.

        The MRO supply industry is a large, fragmented industry that is highly competitive. We face competition from traditional channels of distribution such as retail outlets, small dealerships, regional or national distributors utilizing direct sales forces, manufacturers of MRO supplies, large warehouse stores and larger direct mail distributors. We believe that sales of MRO supplies will become more concentrated over the next few years, which may make the industry more competitive. Our competitors challenge us with a greater variety of product offerings, financial resources, services or a combination of all of these factors.

        Although we have recently had success in diversifying our customer base, which we believe will assist us to better manage periodic downturns in the manufacturing industry, there can be no assurance that sales to these additional customers will offset the adverse effects of other competitive trends in our industry, including those discussed above.

The risk of cancellation or rescheduling of orders may cause our operating results to fluctuate.

        The cancellation or rescheduling of orders may cause our operating results to fluctuate. Although we strive to maintain ongoing relationships with our customers, there is an ongoing risk that orders may be cancelled or rescheduled due to fluctuations in our customers' business needs or purchasing budgets. Additionally, although our customer base is diverse, ranging from one-person machine shops to Fortune 1000 companies and large government agencies, the cancellation or rescheduling of significant orders by larger customers may still have a material adverse effect on our operating results from time to time.

Work stoppages and other disruptions at transportation centers or shipping ports may adversely affect our ability to obtain inventory and make deliveries to our customers.

        Our ability to provide same-day shipping of our core business products is an integral component of our overall business strategy. Disruptions at transportation centers or shipping ports, such as the severe winter weather experienced during the third quarter of fiscal 2003 and the longshoreman's strike on the West Coast in fiscal 2002, affect both our ability to maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations.

The risks of war, terrorism, and similar hostilities may adversely affect our operating results.

        In addition to having an impact on general economic conditions, events of war, terrorism or other similar occurrences such as the attacks of September 11, 2001 and the recent conflict in Iraq may materially adversely affect our revenues and our ability to service our customers. We believe that both the events of September 11, 2001 and the Iraq conflict had a material adverse effect on our results of operations, although the impact of such events can be difficult to quantify.

Disruptions of our information systems could adversely affect us.

        We believe that our computer software programs are an integral part of our business and growth strategies. We depend upon our information systems to help process orders, to manage inventory and accounts receivable collections, to purchase, sell and ship products efficiently and on a timely basis, to maintain cost-effective operations, and to help provide superior service to our customers. Any disruption in the operation of our information systems, including widespread power outages such as those that affected the northeastern and midwest United States in August 2003, could have a material adverse effect on our business, financial condition and results of operations. Although we utilize disaster recovery techniques and procedures, which we believe are adequate to fulfill our needs, and we believe that planned enhancements and upgrades to the next generation of our existing operating platforms will be sufficient to sustain our present operations and our anticipated growth for the foreseeable future, there can be no assurance that disruptions of our information systems will not occur.

Our success is dependent on certain key personnel.

        Our success depends largely on the efforts and abilities of certain key senior management. The loss of the services of one or more of such key personnel could have a material adverse effect on our business and financial results. We do not maintain any key-man insurance policies with respect to any of our executive officers.

Distribution Center Expansions

        In the future, as part of our long term strategic planning, we may open new distribution centers to improve our efficiency, geographic distribution and market penetration. Moving or opening distribution centers requires a substantial capital investment, including expenditures for real estate and construction, and a substantial investment in inventory. In addition, new distribution centers will have an adverse impact on distribution expenses as a percentage of sales, inventory turnover and return on investment in the periods prior to and for some time following the commencement of operations of each new distribution center. Additionally, until sales volumes mature at new distribution centers, operating expenses as a percentage of sales may be adversely impacted. Further, substantial or unanticipated delays in the commencement of operations at new distribution centers could have a material adverse effect on our geographic expansion and may impact results of operations.

Availability of and Integration of Prospective Acquisitions

        Acquisitions have played a limited role in our recent growth. From time to time in the future, we may pursue selected acquisitions that either expand or complement our business in new or existing markets. There can be no assurance that we will be able to identify and to acquire acceptable acquisition candidates on terms favorable to us and in a timely manner. The failure to complete or successfully integrate prospective acquisitions may have an adverse impact on our growth strategy. We are not currently a party to any oral or written acquisition agreement or engaged in any negotiations with respect to any material acquisition candidate.

Our common stock price may be volatile.

        We believe factors such as fluctuations in our operating results or the operating results of our competitors, changes in economic conditions in the market sectors in which our customers operate (notably the durable and non-durable goods manufacturing industry, which accounted for 73% of our revenue in fiscal 2003), and changes in general market conditions, could cause the market price of our Class A Common Stock to fluctuate substantially. In addition, sales of a substantial number of shares of our common stock in the public market, whether by purchasers in this offering or other shareholders, could adversely affect the prevailing market price of our Class A Common Stock.

Our principal shareholders exercise significant control over us.

        Our Chief Executive Officer, his sister, certain of their family members and related entities collectively own 100% of the outstanding shares of Class B Common Stock, and will control approximately 80.6% of the combined voting power of the Company's capital stock upon the closing of this offering. Consequently, such shareholders will be in a position to elect all of the directors of the Company and to determine the outcome of any matter submitted to a vote of the Company's shareholders for approval. See "Selling Shareholders" and "Description of Capital Stock."

Shares Eligible for Future Sale

        Sales of a substantial number of shares of Class A Common Stock in the public market, whether by purchasers in this Offering or other of our shareholders, could adversely affect the prevailing market price of the Class A Common Stock and could impair our future ability to raise capital through an offering of its equity securities. As of December 23, 2003, there were 34,756,868 shares of Class A Common Stock outstanding. There will be 41,656,868 shares of Class A Common Stock outstanding immediately after completion of this offering, substantially all of which will be freely tradeable. In addition, there were 6,549,000 shares of Class A Common Stock reserved for issuance (i) upon the exercise of options granted under the Company's 1995, 1998, and 2001 Stock Option Plans, (ii) under the 1995 Restricted Stock Plan, and (iii) under the Company's 1998 Associate Stock Purchase Plan. Options to purchase an additional 3,608,000 shares of Class A Common Stock may be granted under the Company's 2001 Stock Option Plan.

        Our Class B Common Stock is convertible, on a one-for-one basis, into our Class A Common Stock at any time. Simultaneously with this offering, the selling shareholders may convert up to 6,900,000 shares of Class B Common Stock. As of December 23, 2003, there were 31,937,294 shares of Class B Common Stock outstanding. There will be 25,037,294 shares of Class B Common Stock outstanding immediately after completion of this Offering. All of the shares of Class B Common Stock (and the shares of Class A Common Stock into which such shares are convertible) are "restricted securities" for purposes of the Securities Act. Subject to the volume and other limitations set forth in Rule 144 promulgated under the Securities Act, all of such restricted securities are eligible for public sale. See "Selling Shareholders."

FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference discussions of future expectations and contains projections of results of operations or financial condition or other "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements included in, or incorporated by reference into this prospectus, involve known and unknown risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as "believe," "anticipate," "think," "intend," "estimate," "expect," or similar terms. Our actual results may differ materially from such statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors." Given the significant risks and uncertainties inherent in the forward-looking statements included in, or incorporated by reference into, this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

USE OF PROCEEDS

        The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock offered by the Selling Shareholders.

SELLING SHAREHOLDERS

Beneficial Ownership and Other Information

        The following tables set forth information, as of December 23, 2003 with respect to the shares of common stock beneficially owned by the Selling Shareholders:

  Shares Beneficially Owned Prior to Offering:

	Class		Amount & Nature of Beneficial Ownership		Percent of Class		Shares Being Offered		% Ownership of Common Stock(1)	% Voting Power(2)(3)
Mitchell Jacobson(4)	A	(5)	1,013,647	(6)	2.9		2,990,000	(10)	29.4	52.9
	B		18,643,357	(7)	58.4	(2)
Marjorie Gershwind(4)	A	(5)	906,302	(8)	2.6		3,910,000	(11)	18.8	33.1
	B		11,621,932	(9)	36.4	(2)

  Shares Beneficially Owned After Offering:

	Class		Amount & Nature of Beneficial Ownership	Percent of Class		% Ownership of Common Stock(1)	% Voting Power(2)(3)
Mitchell Jacobson(4)	A	(5)	1,013,647	2.4		25.0	53.9
	B		15,653,357	62.5	(2)
Marjorie Gershwind(4)	A	(5)	906,302	2.2		12.9	26.7
	B		7,711,932	30.8	(2)

(1)
Indicates percentage ownership of the aggregate number of outstanding shares of Class A Common Stock and Class B Common Stock. See footnote 5.

(2)
Percentages total more than 100% because of shared beneficial ownership of certain shares of Class B Common Stock described in footnotes 7 and 9 below.

(3)
Indicates percentage of aggregate number of votes which can be cast. On all matters to be voted upon by our shareholders, the holders of the Class A Common Stock and the Class B Common Stock vote together as a single class, with each record holder of Class A Common Stock entitled to one vote per share of Class A Common Stock and each record holder of Class B Common Stock entitled to 10 votes per share of Class B Common Stock.

(4)
The address of each person is c/o MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, New York 11747.

(5)
Does not include shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock. Shares of Class B Common Stock are convertible at any time into shares of Class A Common Stock on a share-for-share basis.

(6)
Includes (a) 169,669 shares of Class A Common Stock owned directly by Mr. Jacobson, (b) 709,100 shares of Class A Common Stock which may be deemed to be beneficially owned by Mr. Jacobson as a member of Platinum Investment Management, L.L.C., a Delaware limited liability company, the owner of such shares, (c) 34,878 shares of Class A Common Stock which may be deemed to be beneficially owned by Mr. Jacobson as a director of The Jacobson Family Foundation, the owner of such shares, and (d) 100,000 shares of Class A Common Stock issuable upon the exercise by Mr. Jacobson of options that are presently exercisable or exercisable within 60 days of December 23, 2003. Mr. Jacobson disclaims beneficial ownership of 354,550 of the shares of

  Class A Common Stock owned by Platinum Investment Management, L.L.C. and disclaims beneficial ownership of all the shares of Class A Common Stock held by The Jacobson Family Foundation.

(7)
Includes (a) 10,850,814 shares of Class B Common Stock owned directly by Mr. Jacobson, (b) 7,032,000 shares of Class B Common Stock which may be deemed to be beneficially owned by Mr. Jacobson as a member of JF-MSC, L.L.C., a Delaware limited liability company, (c) 386,142 shares of Class B Common Stock which may be deemed to be beneficially owned by Mr. Jacobson as Settlor of the Mitchell Jacobson 1998 Qualified Seven Year Annuity Trust and (d) 374,401 shares of Class B Common Stock owned by Marjorie Diane Gershwind as Settlor of the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust of which trust Mr. Jacobson is the sole trustee and over which shares he may be deemed to have beneficial ownership. Mr. Jacobson disclaims beneficial ownership of 3,352,800 of the shares of Class B Common Stock owned by JF-MSC, L.L.C. and disclaims beneficial ownership of all shares of Class B Common Stock owned by the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust and the Mitchell Jacobson 1998 Qualified Seven Year Annuity Trust. JF-MSC, L.L.C. will be dissolved and its holdings will be liquidated by December 31, 2003.

(8)
Includes (a) 190,680 shares of Class A Common Stock owned directly by Ms. Gershwind, (b) 709,100 shares of Class A Common Stock which may be deemed to be beneficially owned by Ms. Gershwind as a member of Platinum Investment Management, L.L.C., a Delaware limited liability company, the owner of such shares and (c) 6,522 shares of Class A Common Stock which may be deemed to be beneficially owned by Ms. Gershwind as a director of The Gershwind Family Foundation, the owner of such shares. Ms. Gershwind disclaims beneficial ownership of 354,550 of the shares of Class A Common Stock owned by Platinum Investment Management, L.L.C. and disclaims beneficial ownership of all the shares of Class A Common Stock held by The Gershwind Family Foundation.

(9)
Includes (a) 4,601,285 shares of Class B Common Stock owned directly by Ms. Gershwind, (b) 5,700,000 shares of Class B Common Stock which may be deemed to be beneficially owned by Ms. Gershwind as a member of GF-MSC, L.L.C., a Delaware limited liability company, (c) 946,246 shares of Class B Common Stock which may be deemed to be beneficially owned by Ms. Gershwind as Settlor of the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and (d) 374,401 shares of Class B Common Stock which may be deemed to be beneficially owned by Ms. Gershwind as Settlor of the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust. Ms. Gershwind disclaims beneficial ownership of 3,652,000 of the shares of Class B Common Stock owned by GF-MSC, L.L.C. and disclaims beneficial ownership of the shares of Class B Common Stock owned by the Marjorie Diane Gershwind 1994 Qualified Fifteen Year Annuity Interest Trust and the Marjorie Diane Gershwind 1998 Qualified Seven Year Annuity Trust. GF-MSC, L.L.C. will be dissolved and its holdings will be liquidated by December 31, 2003.

(10)
Includes up to 2,990,000 shares of Class B Common Stock that may be converted into Class A Common Stock in connection with this offering. The 2,990,000 shares of Class A Common Stock reflected as being offered by Mr. Jacobson in the above table are being offered for the account of Mr. Jacobson and/or related family trusts and other entities, and for the account of Mr. Jacobson's son, or family trusts or other entities, the beneficiary of which is Mr. Jacobson's son.

(11)
Includes up to 3,910,000 shares of Class B Common Stock that may be converted into Class A Common Stock in connection with this offering. The 3,910,000 shares of Class A Common Stock reflected as being offered by Ms. Gershwind in the above table are being offered for the account of Ms. Gershwind and/or related family trusts and other entities, and for the account of Ms. Gershwind's children, or family trusts or other entities, the beneficiaries of which are Ms. Gershwind's children.

  Relationships with Selling Shareholders

        Mitchell Jacobson was appointed Chairman of the Board of Directors of the Company in January 1998, served as President of the Company from October 1995 until November 2003, and has served as Chief Executive Officer of the Company since its formation in October 1995. Mr. Jacobson was President of Sid Tool Co., Inc., a wholly-owned and the principal operating subsidiary of the Company (the "Operating Subsidiary") from June 1982 until November 2003, and has served as Chief Executive Officer of the Operating Subsidiary since 1982.

        Marjorie Gershwind is Mitchell Jacobson's sister. She holds no office with the Company and has never served as a director.

        Sidney Jacobson, a director of the Company and a co-founder and Chairman of the Operating Subsidiary, is the father of both Mitchell Jacobson and Marjorie Gershwind. There are no family relationships among any of the other directors or executive officers of the Company.

PLAN OF DISTRIBUTION

        We are registering shares of Class A Common Stock on behalf of the Selling Shareholders. As used in this prospectus, "Selling Shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares of Class A Common Stock received after the date of this prospectus from a Selling Shareholder as a gift, pledge, distribution or other non-sale related transfer.

        The Selling Shareholders may sell the shares of Class A Common Stock covered by this prospectus from time to time in any legal manner selected by the Selling Shareholders, including directly to purchasers or through underwriters, broker-dealers or agents, who may act as agent or as principal, and who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the shares of Class A Common Stock covered by this prospectus.

        The Selling Shareholders have advised us that the shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale and/or at negotiated prices. These sales may be effected in one or more transactions, including:

  •
  on The New York Stock Exchange or in any other securities market on which our Class A Common Stock is then listed or traded;

  •
  in the over-the-counter market;

  •
  in negotiated transactions;

  •
  to underwriters for resale to the public or to investors;

  •
  in a combination of any of the above transactions; or

  •
  through any other available transaction.

        Sales on or through The New York Stock Exchange will be effected at such prices as may be obtainable and as may be satisfactory to the Selling Shareholders.

        The Selling Shareholders may enter into hedging and/or monetization transactions. For example, a Selling Shareholder may:

  •
  enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a Selling Shareholder and engage in short sales or other sales of our Class A Common Stock under this prospectus, in which case the other party may use shares of our Class A Common Stock received or borrowed from or pledged by the Selling Shareholder or others to settle those sales or to close out any related open borrowings of Class A Common Stock, and may use securities received from the Selling Stockholder in settlement of those derivatives to close out any related borrowings of Class A Common Stock;

  •
  itself sell short our Class A Common Stock under this prospectus and use shares of our Class A Common Stock held by it to close out any short position;

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  enter into options, forwards or other transactions that require a Selling Shareholder to deliver, in a transaction exempt from registration under the Securities Act, our Class A Common Stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a Selling Shareholder and publicly resell or otherwise transfer our Class A Common Stock under this prospectus; or

  •
  loan or pledge our Class A Common Stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a Selling Shareholder and sell the loaned shares or, in an event of default in the case of a pledge, become a Selling Shareholder and sell the pledged shares under this prospectus.

        The Selling Shareholders may sell any or all of the shares of our Class A Common Stock offered by them pursuant to this prospectus. In addition, the Selling Shareholders may transfer, devise or gift the shares of Class A Common Stock by other means not described in this prospectus. Any shares of Class A Common Stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that rule rather than under this prospectus.

        If the Selling Shareholders use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time. The Selling Shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of 6,900,000 shares of Class A Common Stock by the Selling Shareholders.

        The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of Class A Common Stock by the Selling Shareholders and any discounts, commissions or concessions received by any broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If a Selling Shareholder is deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, that Selling Shareholder will be subject to the prospectus delivery requirements of the Securities Act (including delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act). We have informed the Selling Shareholders of their obligations to comply with the provisions of the Exchange Act and the rules under the Securities Exchange Act of 1934 relating to stock manipulation, particularly Regulation M.

        We and the Selling Shareholders may agree to indemnify any broker-dealer, agent or underwriter against certain liabilities related to the selling of the shares of Class A Common Stock, including liabilities under the Securities Act.

        To the extent required, the shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, the specific terms of any underwriting or other agreement and any applicable commissions, discounts or concessions with respect to a particular offering will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. If a third party in any monetization or hedging transaction is an underwriter, such underwriter will be identified in the applicable prospectus supplement (or post effective amendment). In addition, upon our being notified by a Selling Shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

        In order to comply with the securities laws of some states, if applicable, the shares of Class A Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A Common Stock may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

        Expenses of this offering related to this registration statement, estimated at $59,889, will be borne in full by the Selling Shareholders. Commission expenses and brokerage fees, if any, will be paid by the Selling Shareholders.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock and certain provisions of our Certificate of Incorporation, or our "Certificate" and the By-Laws is a summary and is qualified in its entirety by reference to the provisions of the Certificate and the By-Laws, copies of which have been filed with the Securities and Exchange Commission, and are incorporated by reference as exhibits to our registration statement of which this prospectus is a part.

        The authorized capital stock of the Company consists of (i) 100,000,000 shares of Class A Common Stock, $.001 par value, (ii) 50,000,000 shares of Class B Common Stock, $.001 par value, and (iii) 5,000,000 shares of preferred stock, $.001 par value ("Preferred Stock").

Class A and B Common Stock

        On December 23, 2003, there were approximately 586 holders of record of Class A Common Stock and 34,756,868 shares of Class A Common Stock were issued and outstanding. On December 23, 2003, there were 14 holders of record of Class B Common Stock and 31,937,294 shares of Class B Common Stock issued and outstanding.

        Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Class A Common Stock and Class B Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Each holder of Class A Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders, including the election of directors. The holders of Class B Common Stock are entitled to ten votes per share on the applicable record date and are entitled to vote, together with the holders of the Class A Common Stock, on all matters which are subject to shareholder approval. Holders of Class A Common Stock and Class B Common Stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis at the option of the holder and upon transfer of such shares to persons other than existing shareholders or certain of their family members.

        The shares of Class A Common Stock offered hereby, when issued, will be fully paid and nonassessable.

        The Class A Common Stock is listed on the NYSE under the symbol "MSM."

        The transfer agent for the Class A Common Stock is American Stock Transfer & Trust Company.

Preferred Stock

        Our Certificate authorizes 5,000,000 shares of Preferred Stock. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series and to fix, by resolution, the voting powers, full or limited or no voting powers, and such designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by New York law), liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Class A Common Stock and Class B Common Stock with respect to dividend or liquidation rights or both. There are currently no shares of Preferred Stock outstanding and the Company has no current intention to issue any shares of Preferred Stock.

Dividend Policy

        On July 10, 2003, the Board of Directors instituted a policy of regular quarterly cash dividends to shareholders. The Board of Directors established a quarterly dividend rate of $0.05 per share, or $0.20 per share annually. This policy is reviewed regularly by the Board of Directors. The first dividend was paid on August 11, 2003 for approximately $3.3 million to shareholders of record at the close of business on July 31, 2003. On October 29, 2003 the Board of Directors approved a second dividend of $.05 per share which was paid on November 26, 2003 to shareholders of record at the close of business on November 17, 2003. The dividend resulted in a payout of approximately $3.3 million based on the number of shares then outstanding. The provisions of our revolving credit agreement limit the payment of dividends in each fiscal year to 50% of net income in the immediately preceding fiscal year plus $10.0 million.

Certain Provisions of By-laws Affecting Shareholders

        Special meetings of the shareholders may be called by resolution of the Board of Directors or by the president and shall be called by the president or secretary upon the written request (stating the purpose or purposes of the meeting) of a majority of the Board of Directors or of the holders of a majority of the outstanding shares entitled to vote. Only business related to the purposes set forth in the notice of the meeting may be transacted at a special meeting.

Business Combination Statute

        As a New York resident domestic corporation, we are subject to the provisions of Section 912 of the New York Business Corporation Law. Section 912 provides, with certain exceptions, that a New York resident domestic corporation may not engage in a "business combination" (such as merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that the person became an interested shareholder unless: (a) the transaction resulting in a person becoming an interested shareholder, or the business combination was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; (b) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by the interested shareholder; or (c) a business combination that meets specified valuation requirements for the stock of the New York resident domestic corporation. An "interested shareholder" is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of the New York resident domestic corporation or (b) is an affiliate or associate of the corporation that at any time during the five years prior was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own all of the Class B Common Stock after this Offering.

LEGAL MATTERS

        The validity of the shares of Class A Common Stock offered hereby and certain other legal matters in connection with this Offering will be passed upon for the Company by Katten Muchin Zavis Rosenman, New York, New York.

        Certain members and associates of the firm of Katten Muchin Zavis Rosenman own an aggregate of approximately 4,100 shares of Class A Common Stock.

EXPERTS

        The consolidated financial statements of MSC Industrial Direct Co., Inc. and Subsidiaries appearing in MSC Industrial Direct Co., Inc.'s Annual Report (Form 10-K) for the year ended August 30, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's Internet website located at http://www.sec.gov.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the sale of the Class A Common Stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to our company and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities or Internet website referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

        The following documents heretofore filed by us with the SEC pursuant to the Securities Exchange Act of 1934 are incorporated herein by reference:

        (i)    Our Annual Report on Form 10-K for the fiscal year ended August 30, 2003;

        (ii)   Current Report on Form 8-K, filed on November 4, 2003; and

        (iii)  The information in respect of our Class A common stock, $.001 par value contained in the Company's Registration Statement on Form 8-A filed with the Commission on December 8, 1995.

        All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the Class A Common Stock hereunder shall be deemed to be incorporated by reference into this prospectus and those documents shall be deemed to be a part of this prospectus from the date of filing of those documents. All filings filed by us under the Exchange Act after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of that registration statement shall also be deemed to be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the information incorporated herein by reference (exclusive of exhibits to such documents unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to Shelley Boxer, Vice President, MSC Industrial Direct Co., Inc., 75 Maxess Road, Melville, NY 11747, telephone (516) 812-2000.

        You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

        This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

        The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

6,000,000 Shares

MSC Industrial Direct Co., Inc.

Class A Common Stock

P R O S P E C T U S     S U P P L E M E N T

Merrill Lynch & Co.

Robert W. Baird & Co.

Allen & Company LLC

William Blair & Company

BB&T Capital Markets

                        , 2004

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TABLE OF CONTENTS Prospectus Supplement
Prospectus
FORWARD LOOKING STATEMENTS
SUMMARY
THE OFFERING
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SELLING SHAREHOLDERS
U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
About this Prospectus
TABLE OF CONTENTS
THE COMPANY
THIS OFFERING
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION